SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	March 31, 2007	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3.00011595

01.02 – HEAD OFFICE

1– ADDRESS R. SÃO JOSÉ, 20/ GR. 1602 – PARTE			2 – DISTRICT CENTRO
3 – ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 – AREA CODE 21	7 – TELEPHONE 2215-4901	8 – TELEPHONE -	9– TELEPHONE -	10– TELEX
11 – AREA CODE 21	12 – FAX 2215-7140	13 – FAX -	14 – FAX -
15 – E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1– NAME BENJAMIN STEINBRUCH
2 – ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 – DISTRICT ITAIM BIBI
4 – ZIP CODE 04538-132	5 – CITY SÃO PAULO			6– STATE SP
7 – AREA CODE 11	8 – TELEPHONE 3049-7100	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – AREA CODE 11	13 – FAX 3049-7558	14 – FAX 3049-7519	15 – FAX -
16 – E-MAIL miriamlo@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	1	1/1/2007	3/31/2007	4	10/1/2006	12/31/2006
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE MANUEL FERNANDES RODRIGUES DE SOUZA					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 783.840.017-15

01.05 – CAPITAL STOCK

NUMBER OF SHARES (in thousands)	1 – CURRENT QUARTER 3/31/2007	2 – PREVIOUS QUARTER 12/31/2006	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2006
Paid-up Capital
1 – Common	272,068	272,068	272,068
2 – Preferred	0	0	0
3 – Total	272,068	272,068	272,068
Treasury Stock
4 – Common	15,578	14,655	14,655
5 – Preferred	0	0	0
6 – Total	15,578	14,655	14,655

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 – STATUS Operational
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1060 - Metallurgy and Steel Industry
5 – MAIN ACTIVITY MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS
6 – CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer´s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 4/24/2007	2 – SIGNATURE

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 –3/31/2007	4 – 12/31/2006
1	Total Assets	25,402,966	24,305,340
1.01	Current Assets	5,595,840	5,008,626
1.01.01	Cash and Cash Equivalents	11,679	71,389
1.01.02	Credits	2,462,697	2,280,776
1.01.02.01	Customers	1,531,762	1,428,866
1.01.02.01.01	Domestic Market	565,803	490,529
1.01.02.01.02	Foreign Market	1,036,829	1,007,972
1.01.02.01.03	Allowance for Doubtful Accounts	(70,870)	(69,635)
1.01.02.02	Sundry Credits	930,935	851,910
1.01.02.02.01	Employees	13,450	13,016
1.01.02.02.02	Suppliers	188,780	131,173
1.01.02.02.03	Recoverable Corporate Income Tax and Social Contribution	32,284	31,340
1.01.02.02.04	Deferred Income Tax	244,028	235,030
1.01.02.02.05	Deferred Social Contribution	86,201	82,962
1.01.02.02.06	Other Taxes	153,849	147,570
1.01.02.02.07	Proposed Dividends Receivable	198,304	198,304
1.01.02.02.08	Other Credits	14,039	12,515
1.01.03	Inventories	1,684,581	1,649,930
1.01.04	Others	1,436,883	1,006,531
1.01.04.01	Marketable Securities	984,256	517,474
1.01.04.02	Prepaid Expenses	44,206	41,950
1.01.04.03	Insurance Claimed	408,421	447,107
1.02	Non Current Assets	19,807,126	19,296,714
1.02.01	Long-Term Assets	1,832,610	1,778,635
1.02.01.01	Sundry Credits	837,322	826,803
1.02.01.01.01	Loans – Eletrobrás	26,084	31,551
1.02.01.01.02	Marketable Securities Receivable	143,628	144,204
1.02.01.01.03	Deferred Income Tax	427,768	417,046
1.02.01.01.04	Deferred Social Contribution	114,762	111,884
1.02.01.01.05	Other Taxes	125,080	122,118
1.02.01.02	Credits with Related Parties	298,347	282,653
1.02.01.02.01	In Associated and Related Companies	0	0
1.02.01.02.02	In Subsidiaries	298,347	282,653
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	696,941	669,179
1.02.01.03.01	Judicial Deposits	530,824	509,851
1.02.01.03.02	Marketable Securities	125,673	125,673
1.02.01.03.03	Prepaid Expenses	39,104	32,300
1.02.01.03.04	Others	1,340	1,355
1.02.02	Permanent Assets	17,974,516	17,518,079
1.02.02.01	Investments	5,833,386	5,309,209
1.02.02.01.01	In Associated /Related Companies	0	0
1.02.02.01.02	In Associated/Related Companies-Goodwill	0	0
1.02.02.01.03	In Subsidiaries	5,758,442	5,221,911
1.02.02.01.04	In Subsidiaries -Goodwill	74,944	87,298
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	11,976,389	12,031,793
1.02.02.02.01	In Operation, Net	11,081,186	11,250,457

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 –3/31/2007	4 – 12/31/2006
1.02.02.02.02	In Construction	750,246	636,411
1.02.02.02.03	Land	144,957	144,925
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred	164,741	177,077

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
2	Total Liabilities	25,402,966	24,305,340
2.01	Current Liabilities	5,369,771	5,521,473
2.01.01	Loans and Financing	1,898,730	2,126,852
2.01.02	Debentures	21,149	36,240
2.01.03	Suppliers	1,280,978	1,404,537
2.01.04	Taxes and Contributions	586,777	385,694
2.01.04.01	Salaries and Social Contributions	110,900	54,634
2.01.04.02	Taxes Payable	266,215	204,580
2.01.04.03	Deferred Income Tax	154,163	93,000
2.01.04.04	Deferred Social Contribution	55,499	33,480
2.01.05	Dividends Payable	718,175	686,984
2.01.06	Provisions	5,100	20,645
2.01.06.01	Contingencies	44,056	53,584
2.01.06.02	Judicial Deposits	(38,956)	(32,939)
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	858,862	860,521
2.01.08.01	Accounts Payable - Subsidiaries	671,939	683,099
2.01.08.02	Others	186,923	177,422
2.02	Non Current Liabilities	13,151,800	12,557,291
2.02.01	Long-Term Liabilities	13,151,800	12,557,291
2.02.01.01	Loans and Financing	5,964,278	5,419,156
2.02.01.02	Debentures	900,451	897,141
2.02.01.03	Provisions	5,774,315	5,667,992
2.02.01.03.01	Contingencies	3,909,236	3,773,113
2.02.01.03.02	Judicial Deposits	(106,721)	(108,627)
2.02.01.03.03	Deferred Income Tax	1,449,853	1,473,166
2.02.01.03.04	Deferred Social Contribution	521,947	530,340
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	512,756	573,002
2.02.01.06.01	Allowance for Loss on Investments	121,153	106,673
2.02.01.06.02	Accounts Payable – Subsidiaries	50,840	52,434
2.02.01.06.03	Provisions for Pension Funds	224,094	286,940
2.02.01.06.04	Others	116,669	126,955
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	6,881,395	6,226,576
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	0
2.04.03	Revaluation Reserve	4,147,003	4,208,550
2.04.03.01	Own Assets	4,146,650	4,208,197
2.04.03.02	Subsidiaries/Associated and Related Companies	353	353
2.04.04	Profit Reserves	270,370	337,079
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Profit Retentions	0	0

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
2.04.04.06	Special For Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	(65,819)	890
2.04.04.07.01	From Investments	677,611	677,611
2.04.04.07.02	Treasury Stock	(743,430)	(676,721)
2.04.05	Accrued Profits/Losses	783,045	0
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENTS OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6- 1/1/2006 to 3/31/2006
3.01	Gross Revenue from Sales and/or Services	2,431,278	2,431,278	1,872,179	1,872,179
3.02	Gross Revenue Deductions	(482,279)	(482,279)	(367,492)	(367,492)
3.03	Net Revenue from Sales and/or Services	1,948,999	1,948,999	1,504,687	1,504,687
3.04	Cost of Goods and/or Services Sold	(1,180,380)	(1,180,380)	(1,003,240)	(1,003,240)
3.04.01	Depreciation, Depletion and Amortization	(192,541)	(192,541)	(205,110)	(205,110)
3.04.02	Other	(987,839)	(987,839)	(798,130)	(798,130)
3.05	Gross Income	768,619	768,619	501,447	501,447
3.06	Operating Income/Expenses	227,514	227,514	(55,201)	(55,201)
3.06.01	Selling	(68,532)	(68,532)	(65,830)	(65,830)
3.06.01.01	Depreciation and Amortization	(1,606)	(1,606)	(2,168)	(2,168)
3.06.01.02	Others	(66,926)	(66,926)	(63,662)	(63,662)
3.06.02	General and Administrative	(58,283)	(58,283)	(51,951)	(51,951)
3.06.02.01	Depreciation and Amortization	(4,268)	(4,268)	(3,601)	(3,601)
3.06.02.02	Others	(54,015)	(54,015)	(48,350)	(48,350)
3.06.03	Financial	(94,744)	(94,744)	(150,433)	(150,433)
3.06.03.01	Financial Income	(105,257)	(105,257)	(340,591)	(340,591)
3.06.03.02	Financial Expenses	10,513	10,513	190,158	190,158
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	285,275	285,275	461,577	461,577
3.06.03.02.02	Financial Expenses	(274,762)	(274,762)	(271,419)	(271,419)
3.06.04	Other Operating Income	2,298	2,298	187,630	187,630
3.06.05	Other Operating Expenses	(40,920)	(40,920)	(57,565)	(57,565)
3.06.06	Equity pick-up	487,695	487,695	82,948	82,948
3.07	Operating Income	996,133	996,133	446,246	446,246
3.08	Non-Operating Income	(1,023)	(1,023)	104	104
3.08.01	Income	1	1	1	1

03.01 - STATEMENT OF INCOME (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6- 1/1/2006 to 3/31/2006
3.08.02	Expenses	(1,024)	(1,024)	103	103
3.09	Income before Taxes/Participations	995,110	995,110	446,350	446,350
3.10	Provision for Income Tax and Social Contribution	(215,983)	(215,983)	(163,932)	(163,932)
3.11	Deferred Income Tax	(25,639)	(25,639)	15,610	15,610
3.11.01	Deferred Income Tax	(18,130)	(18,130)	13,760	13,760
3.11.02	Deferred Social Contribution	(7,509)	(7,509)	1,850	1,850
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/ Loss for the Period	753,488	753,488	298,028	298,028
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	256,490	257,413	257,413
	EARNINGS PER SHARE (in reais)	2.93769	2.93769	1.15778	1.15778
	LOSS PER SHARE (in reais)

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

     (In thousands of reais, unless otherwise stated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional (“CSN”) is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Steelworks (“UPV”) located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia to meet the needs of UPV, maintains strategic investments in railroad, electricity and ports, to optimize its activities and it is implementing a cement plant in Volta Redonda.

To be closer to customers and win additional markets on a global level, CSN has, in Brazil, a steel distributor, two metal package plants, one for the manufacture of two-piece steel cans, besides a galvanized steel plant in the South of Brazil to supply home appliances and another in the Southeast supplying the automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the form of the Quarterly Financial Information form, the Statements of Changes in Financial Position and of Cash Flows of the parent company and consolidated are presented in the item “Other information considered material by the Company”.

3. SIGNIFICANT ACCOUNTING PRACTICES

The financial statements were prepared in conformity with the accounting practices followed in Brazil, as well as with the accounting standards and pronouncements issued by the Brazilian Securities Commission – CVM.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have assets valued at market as per instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities retained for trading.

Fixed income securities and financial investments abroad are recorded at cost plus yields accrued through the balance sheet date, and do not exceed market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, is enough to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever the management deems necessary.

(e) Other current and non-current assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Deliberation 288 issued by the Brazilian Securities Commission on December 3, 1998. Depreciation is computed by the straight-line method, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine Casa de Pedra is calculated on the basis of the quantity of iron ore extracted, and interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain in construction.

(h) Deferred charges

The deferred charges of expenses incurred for development and implementation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and non-current liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees’ benefit

In accordance with Deliberation 371, issued by the Brazilian Securities Commission, on December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above-mentioned reported deliberation and based on studies by independent actuaries.

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30% of taxable income, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences, pursuant to CVM Instruction 371/02.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market value and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange (“BM&F”) with recognition of gains and losses directly in results.

(m) Treasury Shares

As established by CVM Instruction 10/80, treasury shares are recorded at acquisition cost.

(n) Estimates

Pursuant to the accounting practices followed in Brazil, the preparation of the Financial Statements requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The final results may differ from these estimates.

4. CONSOLIDATED QUARTERLY INFORMATION

The consolidated Quarterly Information for the quarter ended March 31, 2007 and the year ended December 31, 2006 included the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Currency	Ownership interest (%)

Companies	of origin	3/31/2007	12/31/2006	Main activities

Direct investment: full consolidation
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations and trading
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations

CSN Overseas	US$	100.00	100.00	Financial operations and equity interest

CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
CSN I	R$	100.00	100.00	Equity interest
Sepetiba Tecon	R$	100.00	100.00	Maritime port services
Nacional Ferrosos	R$	100.00		Mining and equity interest
Estanho de Rondônia - ERSA	R$	99.99	99.99	Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99	99.99	Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry

Direct investment: proportionate
consolidation
Itá Energética	R$	48.75	48.75	Electricity Generation
Companhia Ferroviária do Nordeste (CFN)	R$	45.78	45.78	Railroad transportation
MRS Logística	R$	32.93	32.93	Railroad transportation

Indirect investment: full consolidation
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations and trading
CSN Iron	US$	100.00	100.00	Financial operations
Companhia Siderúrgica Nacional LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding Corp	US$	100.00	100.00	Equity interest
Companhia Siderúrgica Nacional Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
CSN Madeira (a)	EUR	100.00	100.00	Financial operations and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00	100.00	Financial operations and trading
Lusosider Projetos Siderúrgicos	EUR	100.00	100.00	Equity Interest
CSN Finance	GBP	100.00	100.00	Financial operations and equity interest
CSN Holdings (UK)	GBP	100.00	100.00	Financial operations and equity interest
Cia Metalúrgica Prada	R$	100.00	100.00	Package production
Itamambuca Participações	R$	100.00	100.00	Mining and equity interest
Lusosider Aços Planos	EUR	99.93	99.93	Steel Industry
GalvaSud	R$	84.71	84.71	Steel Industry

(a) As of December 31, 2006, the company CSN Madeira was called Jaycee.

The Financial Statements prepared in US dollars, in Euros and in Great Britain Pounds were translated to Brazilian currency at the exchange rate as of March 31, 2007 – R$/US$2.0504 (R$/US$2.1380 on December 31, 2006), R$/EUR2.73892 (R$/EUR2.82024 on December 31, 2006) and R$/GBP4.03437 (R$/GBP4.18535 on December 31,2006).

The gains and losses from this translation were recorded in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity and said quarterly information was prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated quarterly information, the consolidated intercompany balances were eliminated, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits resulting from operations among these companies.

Pursuant to the CVM Instruction 408/04 the Company consolidates the financial statements of the exclusive investment funds.

The reference date for the subsidiaries’ and jointly-owned subsidiaries’ financial statements coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders’ Equity		Net income in the period

	3/31/2007	12/31/2006	3/31/2007	3/31/2006

Parent Company	6,881,395	6,226,576	753,488	298,028
Elimination of profits on inventories	(93,017)	(102,432)	9,415	42,390

Consolidated	6,788,378	6,124,144	762,903	340,418

5. RELATED PARTY TRANSACTIONS

Purchase trade transactions, sale of products and inputs and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties, such as prices, terms, charges, quality etc. The main loans, financing operations and mutual contracts are as follows:

a) Assets

Companies	Accounts receivable	Financial Investments	Mutual(1)	Debentures	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total

CSN Export	1,133,690							1,133,690
Exclusive Funds		828,781						828,781
INAL	91,553				82,302			173,855
CFN			119,989			53,267		173,256
MRS Logística	16				84,617		23,505	108,138
Sepetiba Tecon	425			36,000		62,785	823	100,033
CSN Cimentos			14,251			32,404		46,655
CSN Energia					26,973		4	26,977
Companhia Metalúrgica Prada	12,791		12,023					24,814
CSN Madeira	10,062							10,062
Ersa	5				110		8,163	8,278
GalvaSud	5,526				156			5,682
Cia. Metalic Nordeste	4,764							4,764
Nacional Minérios						3,629		3,629
Itá Energética					3,286			3,286
INAL Nordeste	2,936							2,936
CSN I					860			860
CSN LLC	659							659
Others (2)	1						6	7

Total at 3/31/2007	1,262,428	828,781	146,263	36,000	198,304	152,085	32,501	2,656,362

Total at 12/31/2006	1,054,991	383,290	135,497	36,000	198,304	147,156	26,580	1,981,818

(1)	Receivable mutual agreements with related parties are restated by 101% of CDI.
(2)	Other: Fundação CSN and CBS Previdência

b) Liabilities

Companies	Loans and financing				Derivatives	Accounts payable	Suppliers		Total

	Prepayment (1)	Fixed Rate Notes(2)	Loans from Investees	Intercompany Bonds(2)	Swap	Mutual(3)/ checking accounts	Investees’ Inventories	Other

CSN Steel	1,110,234	628,075				269,225			2,007,534
CSN Iron				1,267,347					1,267,347
CSN Islands VIII		1,044,993			115,408	1,884			1,162,285
CSN Export	1,044,023					11,212			1,055,235
CSN Islands VII		554,142			13,234				567,376
CSN Madeira			21,841			311,701			333,542
Cinnabar	65,457		73,979			41,847			181,283
CBS Previdência								273,642	273,642
MRS Logística								61,918	61,918
CSN Energia						23,084			23,084
Aceros						20,612			20,612
GalvaSud								14,866	14,866
INAL Nordeste							386	9	395
INAL								232	232
Cia Metalic
Nordeste								47	47

Total on
3/31/2007	2,219,714	2,227,210	95,820	1,267,347	128,642	679,565	386	350,714	6,969,398

Total on
12/31/2006	2,588,409	2,303,574	94,556	1,292,230	142,377	706,351	3,930	353,218	7,484,645

(1)	Contracts in US$ - CSN Export: interest of 6.15% to 7.46% p.a. with maturity on 5/6/2015
Contracts in US$ - CSN Cinnabar: interest of 5.07% to 8.71% p.a. with maturity on 6/28/2008
Contracts in US$ - CSN Steel: interest of 5.75% to 10.0% p.a. with maturity on 1/13/2017

(2)	Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
Contracts in YEN - CSN Steel: interest of 1.5% p.a. with maturity on 7/13/2010.

(3)	Information referring to mutual agreements with related parties.
CSN Madeira (part): semiannual Libor + 3% p.a. with indeterminate maturity.
CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on 9/15/2011.
Cinnabar (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
CSN Export: semiannual Euribor + 0.5% p.a. with indeterminate maturity.

c) Results

Companies	Income				Expenses

	Products and services	Interest and monetary and exchange variations	Total	Products and services	Interest and monetary and exchange variations	Other	Total

CSN Export	487,928	(41,624)	446,304	391,034	(27,643)		363,391
INAL	243,952		243,952	121,275			121,275
GalvaSud	43,768		43,768	74,183			74,183

Companhia Metalúrgica Prada	57,635	23	57,658	19,668			19,668
Cia Metalic Nordeste	16,151	173	16,324	10,136			10,136
INAL Nordeste	7,968		7,968	5,611			5,611
MRS Logística	16		16	51,431			51,431
CFN		3,811	3,811
CBS Previdência						966	966
Itá Energética				25,063			25,063
Fundação CSN				2,064			2,064
Cinnabar					(2,354)		(2,354)
CSN Iron					7,518		7,518
CSN Steel					(85,811)		(85,811)
CSN Madeira		(430)	(430)		(13,446)		(13,446)
CSN Islands VII		(1,856)	(1,856)		(7,072)		(7,072)
CSN Islands VIII		(2,244)	(2,244)		(18,737)		(18,737)
Exclusive Funds		(124,938)	(124,938)
CSN Aceros					(892)		(892)
Sepetiba Tecon				41			41

Total at 3/31/2007	857,418	(167,085)	690,333	700,506	(148,437)	966	553,035

Total at 3/31/2006	587,138	(424,497)	162,641	591,254	(432,943)	32,873	191,184

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company

	3/31/2007	12/31/2006	3/31/2007	12/31/2006

Short-term
Cash and Cash Equivalents
Cash and Banks	77,557	167,288	11,679	71,389

Financial Investments
In the country:
Exclusive investment funds			828,781	383,290
Brazilian government securities	1,320,090	833,919
Fixed income and debentures (net of provision
for probable losses and withholding income tax)	303,626	250,178	1,167	1,152

	1,623,716	1,084,097	829,948	384,442
Abroad:
Time Deposit	757,230	881,713	154,308	133,032
Derivatives	728,386	490,003

	1,485,616	1,371,716	154,308	133,032

Total Financial Investments	3,109,332	2,455,813	984,256	517,474

Total cash and cash equivalents and financial
investments	3,186,889	2,623,101	995,935	588,863

Long-term
Investment abroad	51,260	53,450
Fixed income and debentures (net of provision for
probable losses and withholding income tax)	89,673	89,673	125,673	125,673

	140,933	143,123	125,673	125,673

Total cash and cash equivalents and financial
investments	3,327,822	2,766,224	1,121,608	714,536

The Company’s Management invests available financial resources of the parent company and subsidiaries headquartered in the country basically in exclusive investment funds, whose cash is mostly invested in purchase and sale commitments pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the Company’s and its subsidiaries’ financial resources abroad is invested in Time Deposits, with first-tier banks.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	3/31/2007	12/31/2006	3/31/2007	12/31/2006

Domestic market
Subsidiaries			118,017	63,346
Other customers	755,472	765,612	447,786	427,183

	755,472	765,612	565,803	490,529
Foreign market
Subsidiaries			1,144,412	991,645
Other customers	582,246	635,920	6,308	16,327
Advance on Export Contracts (ACE)	(113,891)		(113,891)

	468,355	635,920	1,036,829	1,007,972
Allowance for doubtful accounts	(110,053)	(109,241)	(70,870)	(69,635)

	1,113,774	1,292,291	1,531,762	1,428,866

8. INVENTORIES

	Consolidated		Parent Company

	3/31/2007	12/31/2006	3/31/2007	12/31/2006

Finished products	621,922	554,624	330,774	308,273
Work in process	516,142	510,732	369,523	370,800
Raw materials	768,905	767,357	587,995	496,428
Supplies	489,754	465,241	409,835	385,227
Imports in transit	2,437	22,449		20,279
Materials in transit	74,256	125,614	1,384	78,096
Provision for losses	(15,956)	(10,736)	(14,930)	(9,173)

	2,457,460	2,435,281	1,684,581	1,649,930

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

(a) Deferred Income Tax and Social Contribution

	Consolidated		Parent Company

	3/31/2007	12/31/2006	3/31/2007	12/31/2006

Current assets
Income tax	326,777	317,042	244,028	235,030
Social contribution	116,111	112,588	86,201	82,962

	442,888	429,630	330,229	317,992

Long-term assets
Income tax	482,826	437,005	427,768	417,046
Social contribution	134,896	119,155	114,762	111,884

	617,722	556,160	542,530	528,930

Current liabilities
Income tax	154,163	93,000	154,163	93,000
Social contribution	55,499	33,480	55,499	33,480

	209,662	126,480	209,662	126,480

Long-term liabilities
Income tax	1,464,592	1,487,932	1,449,853	1,473,166
Social contribution	527,189	535,640	521,947	530,340

	1,991,781	2,023,572	1,971,800	2,003,506

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Income
Income tax	18,297	(5,525)	(18,130)	13,760
Social contribution	5,910	(5,065)	(7,509)	1,850

	24,207	(10,590)	(25,639)	15,610

(b) The deferred income tax and social contribution of the parent company are shown as follows:

	3/31/2007				12/31/2006

	Income tax		Social contribution		Income tax		Social contribution

	Current	Long-term	Current	Long-term	Current	Long-term	Current	Long-term

Assets
Provisions for contingencies	11,014	178,922	3,965	64,412	13,396	159,935	4,823	57,577
Provision for interest on
own capital	51,618		18,582		43,620		15,703
Provision for payment of
private pension plans		56,024		20,168		71,735		25,824
Taxes under litigation		108,984				106,256
Tax losses	4,580				4,580
Other	176,816	83,838	63,654	30,182	173,434	79,120	62,436	28,483

	244,028	427,768	86,201	114,762	235,030	417,046	82,962	111,884

Liabilities

Income tax and social
contribution on revaluation
revaluation reserve	93,000	1,449,853	33,480	521,947	93,000	1,473,166	33,480	530,340
Other	61,163		22,019

	154,163	1,449,853	55,499	521,947	93,000	1,473,166	33,480	530,340

(c) Following is the reconciliation between the income tax and social contribution of the parent company and consolidated, and the application of the effective rate on net income before Corporate Income tax (IRPJ) and Social Contribution (CSL):

	3/31/2007		Consolidated 3/31/2006

	Corporate Income tax	Social contribution	Corporate Income tax	Social contribution

Income before income tax and social contribution	1,053,467	1,053,467	560,619	560,619
( - ) Interest on own capital total expense	(31,990)	(31,990)	(43,796)	(43,796)

Income before income tax and social contribution - adjusted	1,021,477	1,021,477	516,823	516,823
- Tax rate	25%	9%	25%	9%

Total	(255,369)	(91,933)	(129,206)	(46,514)
Adjustments to reflect the effective tax rate:
Non taxable income abroad on Social Contribution on Net
Income		29,017
Exchange variation on foreign investments	(26,568)	(9,565)	(21,266)	(7,656)
Deferred on tax losses	38,604	14,141
Other permanent (additions) deductions	14,072	(2,963)	(14,557)	(1,002)

Consolidated current and deferred income tax and social
contribution	(229,261)	(61,303)	(165,029)	(55,172)

	3/31/2007		Parent Company 3/31/2006

	Corporate Income tax	Social contribution	Corporate Incometax	Social contribution

Income before income tax and social contribution	995,110	995,110	446,350	446,350
( - ) Interest on own capital total expense	(31,990)	(31,990)	(43,796)	(43,796)

Income before income tax and social contribution - adjusted	963,120	963,120	402,554	402,554
- Tax rate	25%	9%	25%	9%

Total	(240,780)	(86,681)	(100,639)	(36,230)
Adjustments to reflect the effective tax rate:
Equity pick-up	128,633	46,308	24,167	8,700
Income from foreign subsidiaries	(61,163)	(22,019)	(33,645)	(12,112)
Other permanent (additions) deductions	(4,265)	(1,655)	992	445

Parent company current and deferred income tax and social
contribution	(177,575)	(64,047)	(109,125)	(39,197)

10. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

	3/31/2007					12/31/2006

Companies	Number of shares		Direct investment %	Net income (loss) for the period	Shareholders’ equity (unsecured liabilities)	Direct investment %	Net income ( loss) for the year	Shareholders’ equity (unsecured liabilities)

	Common	Preferred

Steel
GalvaSud	11,801,406,867		15.29	22,211	623,688	15.29	81,064	601,478
CSN I	9,996,751,600	1,200	100.00	13,436	592,448	100.00	40,838	579,012
CSN Steel	480,726,588		100.00	244,651	1,398,540	100.00	185,355	1,203,187
INAL	421,408,393		99.99	60,828	621,123	99.99	58,634	560,295
Cia. Metalic
Nordeste	87,868,185	4,424,971	99.99	1,290	115,929	99.99	12,206	114,638
INAL Nordeste	37,800,000		99.99	835	36,243	99.99	2,830	34,611
CSN Overseas	7,173,411		100.00	14,238	1,010,946	100.00	66,348	1,039,292
CSN Panama	4,240,032		100.00	242,717	614,919	100.00	12,438	388,104
CSN Energy	3,675,319		100.00	(5,235)	354,667	100.00	(35,971)	375,278
CSN Export	31,954		100.00	6,679	99,158	100.00	10,503	96,430
CSN Islands VII	1,000		100.00	55	684	100.00	878	656
CSN Islands VIII	1,000		100.00	(68)	4,269	100.00	2,274	4,522
CSN Islands IX	1,000		100.00	(969)	9,326	100.00	(15,129)	10,735
CSN Islands X	1,000		100.00	(1,169)	(26,101)	100.00	(4,027)	(25,997)

Logistics
MRS Logistica	188,332,667	151,667,333	32.93	121,533	1,034,745	32.22	540,940	913,210
CFN	118,939,957		45.78	(15,806)	(106,062)	49.99	(60,704)	(90,257)
Sepetiba Tecon	62,220,270		100.00	5,181	32,047	20.00	38,938	26,866

Energy
Itá Energética	520,219,172		48.75	11,933	579,514	48.75	28,380	567,580
CSN Energia	1,000		99.90	1,225	92,121	99.90	3,566	90,895

Mining
ERSA	34,236,307		99.99	(182)	19,912	100.00	2,072	20,093
Nacional
Minérios	30,000,000		99.99	7,580	37,580			8,000

Cement
CSN Cimentos	376,337		99.99	(7,140)	(46,494)	99.99	(14,117)	(39,353)

b) Investments breakdown

12/31/2006			3/31/2007

Companies	Initial investment balance	Provision for losses balance	Addition (write- off)	Equity pick-up and provision for losses	Goodwill amortization (1)	Final investment balance	Provision for losses balance

Steel
GalvaSud	91,966			3,396		95,362
CSN I	579,012			13,436		592,448
CSN Steel	1,203,187			195,353		1,398,540
INAL	560,295			60,828		621,123
Cia. Metalic
Nordeste	147,814			1,290	(8,297)	140,807
INAL Nordeste	34,611			1,632		36,243
CSN Overseas	1,039,292			(28,346)		1,010,946
CSN Panama	388,104			226,815		614,919
CSN Energy	375,278			(20,611)		354,667
CSN Export	96,430			2,728		99,158
CSN Islands VII	656			28		684
CSN Islands VIII	4,522			(253)		4,269
CSN Islands IX	10,735			(1,409)		9,326
CSN Islands X		(25,997)		(104)			(26,101)

	4,531,902	(25,997)		454,783	(8,297)	4,978,492	(26,101)
Logistics
MRS Logistica	300,736			40,023		340,759
CFN		(41,322)		(7,236)			(48,558)
Sepetiba Tecon	26,866			5,181		32,047

	327,602	(41,322)		37,968		372,806	(48,558)
Energy
Itá Energética	276,695			5,818		282,513
CSN Energia	90,805			1,224		92,029

	367,500			7,042		374,542
Mining
ERSA	74,206			(182)	(4,058)	69,966
Nacional
Minérios (2)	7,999		22,002	7,580	(1)	37,580

	82,205		22,002	7,398	(4,059)	107,546
Cement

CSN Cimentos		(39,354)		(7,140)			(46,494)

		(39,354)		(7,140)			(46,494)

	5,309,209	(106,673)	22,002	500,051	(12,356)	5,833,386	(121,153)

Total	5,309,209	(106,673)			487,695	5,833,386	(121,153)

(1)	This comprises the balance of the parent company’s equity in the earnings of subsidiary and associated companies. The balances of consolidated goodwill are shown in item (e) of this note.
(2)	The addition refers to the capital increase with the issuance of 22,000,000 common shares, by means of capitalization of Advance for future capital increase - AFAC.

c) Additional Information on the main subsidiaries

• GALVASUD

Incorporated in 1998, GalvaSud started operating in December, 2000. GalvaSud, located in Porto Real, in the state of Rio de Janeiro, operates a galvanization line by hot immersion, a blank cut line and a weld laser line directed mainly to the automotive industry, and it also operates service centers for steel product processing.

CSN is the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.

• INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

Company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais, aims to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center. INAL serves several industrial segments, such as: automotive, home appliances, home building, machinery and equipment etc.

• INAL NORDESTE

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste. Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region.

• CIA METALÚRGICA PRADA

Companhia Metalúrgica Prada was acquired in June 2006 through the subsidiary INAL. Headquartered in the city of São Paulo, Prada has branches in the States of São Paulo and Minas Gerais. The Company is the largest manufacturer of metallic packages for the chemical and food industries in the country.

• CIA METALIC NORDESTE

Cia. Metalic Nordeste, acquired in 2002, is a company based in Maracanaú, State of Ceará, which has as main objective the manufacturing of two-piece steel cans for carbonated beverages, the production of aluminum lids and interest in other companies.

• SEPETIBA TECON

Acquired in 1998, through a privatization auction, its objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística, company in which CSN holds 32.93% interest.

• CSN ENERGIA

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest. The Company maintains a balance receivable related to the electric energy sale under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$71,424 on March 31, 2007 (R$74,150 on December, 31 2006), out of which R$10,952 are provisioned with the existence of judicial collection related to defaulting customers.

From the balance receivable on March 31, 2007, the amount of R$59,129 (R$59,129 on December 31, 2006) is due by concessionaires with injunctions suspending the corresponding payments. The Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the industry official entities.

• CSN CIMENTOS

In March 2005, the company previously named FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos. Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business under implementation which will have as main purpose the production and trading of cement. CSN Cimentos will use the blast furnace slag from the pig iron production of Presidente Vargas Steelworks for the manufacturing of clinker, raw material of cement.

• ERSA – ESTANHO DE RONDÔNIA

Acquired in 2005, ERSA is headquartered in the State of Rondônia, where it operates two units in the cities of Santa Bárbara and Ariquemes.

The mining operation of the cassiterite (tin ore) is located in Santa Bárbara and the casting operations from which metallic tin is obtained, which is one of the main raw materials used in CSN for the production of tin plates, is located in Ariquemes

• NACIONAL MINÉRIOS

The company incorporated on November 3, 2006, is headquartered in the city of Congonhas, State of Minas Gerais, acting in the trading of iron ore obtained from small mining companies or other companies trading iron ore, mainly focused on the exports of this raw material.

d) Additional information on the main jointly-owned subsidiaries

The amounts of balance sheets and statements of income of the companies which control is shared are shown as follows. The amounts were consolidated at the Company’s quarterly information and financial statements according to the stake percentage described in item (a) of this Note.

	3/31/2007				12/31/2006

	CFN	MRS	ITASA	CFN	MRS	ITASA

Current Assets	45,724	650,008	92,182	63,193	725,516	74,786
Non-Current Assets	277,951	1,836,439	1,016,622	273,012	1,732,891	1,026,705
Long-Term Assets	35,686	274,811	3,792	37,841	269,363	3,743
Investments, Property, Plant and
Equipment and Deferred	242,265	1,561,628	1,012,830	235,171	1,463,528	1,022,962

Total Assets	323,675	2,486,447	1,108,804	336,205	2,458,407	1,101,491

Current Liabilities	24,492	748,272	118,453	25,129	980,013	109,534
Non-Current Liabilities	405,245	703,430	410,837	401,333	565,184	424,377

Shareholders’ Equity	(106,062)	1,034,745	579,514	(90,257)	913,210	567,580

Total Liabilities and Shareholders’
Equity	323,675	2,486,447	1,108,804	336,205	2,458,407	1,101,491

			3/31/2007			3/31/2006

	CFN	MRS	ITASA	CFN	MRS	ITASA

Net revenue	14,009	480,386	48,995	11,140	411,340	48,229
Cost of Goods and Services Sold	(16.864)	(262,540)	(12,435)	(15,886)	(236,677)	(12,020)

Gross Income (Loss)	(2,855)	217,846	36,560	(4,746)	174,663	36,209
Operating Revenues
(Expenses)	(4,230)	(21,817)	(6,594)	(3,735)	(19,246)	(12,178)
Net Financial Income	(8,721)	(11,893)	(11,865)	(7,659)	(7,296)	(15,450)

Operating Income (Loss)	(15,806)	184,136	18,101	(16,140)	148,121	8,581
Non Operating Income	-	(10)	-	-	(20)	(7)

Profit (Loss) before Income
Tax and Social Contribution	(15,806)	184,136	18,101	(16,140)	148,121	8,581
Current and deferred
Income Tax and Social
Contribution	-	(62,593)	(6,168)	-	(49,690)	(2,929)

Net Income (Loss) for the
period	(15,806)	121,533	11,933	(16,140)	98,411	5,645

• CFN

Acquired in 1997 through a privatization auction, it has as its main objective the exploration and development of the public service to railroad transportation of load for the Northeast network. In 2006, the merger of Transnordestina into CFN was authorized, which allowed CFN to focus its activities and those of its subsidiary, into one single company. In addition, BNDESPar has become holder of a direct investment in CFN, thus allowing money from FINOR (Northeast Investment Fund) to be used in the construction of the “Transnordestina” project.

• MRS LOGÍSTICA

The Company’s main objective is to explore and develop public service to railroad transportation of load for the Southeast network. MRS transports to Presidente Vargas (UPV) Steelworks in Volta Redonda the iron ore from Casa de Pedra and raw material imported through Itaguaí Port. It also links the UPV steelworks to the Rio de Janeiro and Santos ports and also to other load terminals in the State of São Paulo, main market for finished products.

• ITASA

Itasa (Itá Energética S.A.) holds a 60.5% stake in the Consortium Itá created for the exploration of Itá Hydroelectric Plant pursuant to the concession agreement as of December 28, 1995, and its addendum #1 dated as of July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, previously named Tractebel Energia S.A.) and the Brazilian Agency of Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital and of the total amount of common shares issued by Itasa, a special purpose company originally established to make feasible the construction of UHE Itá, the contracting of supply of goods and services necessary to carry out the venture and the acquisition of financing by offering the corresponding guarantees.

e) Goodwill on acquisition of investments

On March 31, 2007, the Company maintained on its consolidated balance sheet the amount of R$248,091 (R$277,465 on December 31, 2006), mainly related to goodwill based on the expectation of future profits, with amortization estimated at five years, net of amortization.

Goodwill on Investments:	Balance as of 12/31/2006	Additions	Amortizations/ write-off	Balance as of 3/31/2007	Investor

Parent company
Ersa	54,112		(4,058)	50,054	CSN
Metalic	33,186		(8,296)	24,890	CSN
Sub-total parent company	87,298		(12,354)	74,944
GalvaSud	69,603		(6,961)	62,642	CSN I
Tangua / LLC	23,600		(4,054)	19,546	CSN Panama
Prada	76,631		(3,831)	72,800	INAL
Lusosider	18,316		(1,708)	16,608	CSN Steel
Others	2,017		(466)	1,551	INAL

Total consolidated	277,465		(29,374)	248,091

f) Additional information on indirect participations abroad:

• CSN LLC

The company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant located in Terre Haute, State of Indiana – USA, where is located the complex comprising cold rolling, hot coil pickled line and galvanization line. The Company is a wholly-owned and indirect subsidiary of CSN Panama.

• Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Company privatized in that year by the Portuguese Government. Located in Seixal, Portugal it is engaged in galvanization lines, tin plates, pickled line and cold rolling.

In 2003, the Company acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represented 50% of the total capital of Lusosider and on August 31, 2006, the Company acquired the remaining shares and began to have full control of Lusosider Projectos Siderúrgicos S.A.. Lusosider Projetos Siderúrgicos is a wholly-owned and indirect subsidiary of CSN Steel.

11. PROPERTY, PLANT AND EQUIPMENT

		Parent Company

	Effective rate for depreciation, depletion and amortization (% per year)	3/31/2007			12/31/2006

		Reevaluated Cost	Accumulated depreciation, depletion and amortization	Net	Net

Machinery and equipment	6.40	11,415,265	(2,512,643)	8,902,622	9,068,164
Mines and mineral deposits	0.43	1,239,084	(20,113)	1,218,971	1,220,305
Buildings	3.00	938,219	(105,833)	832,386	838,810
Land		144,957		144,957	144,925
Other assets	20.00	216,101	(101,089)	115,012	111,213
Furniture and fixtures	10.00	101,173	(88,978)	12,195	11,965

		14,054,799	(2,828,656)	11,226,143	11,395,382

Property, plant and
equipment in progress		750,246		750,246	636,411

		14,805,045	(2,828,656)	11,976,389	12,031,793

		Consolidated

		3/31/2007			12/31/2006

Machinery and equipment		12,721,667	(3,052,913)	9,668,754	9,850,047
Mines and mineral deposits		1,239,084	(20,113)	1,218,971	1,220,305
Buildings		1,492,631	(217,523)	1,275,108	1,285,610
Land		183,429		183,429	183,877
Other assets		990,599	(333,006)	657,593	596,335
Furniture and fixtures		123,897	(104,906)	18,991	19,180

		16,751,307	(3,728,461)	13,022,846	13,155,354

Property, plant and
equipment in progress		914,604		914,604	792,907

		17,665,911	(3,728,461)	13,937,450	13,948,261

Based on the appraisal report prepared by expert consultants issued on December 11, 2006, approved by the Management, the Company recorded a reduction of R$43,934 in the revalued assets of the electric energy generation and stem thermal plant- CTE-II–, located in the CSN’s Presidente Vargas Steelworks in Volta Redonda, Rio de Janeiro. The assets net value prior to the revaluation was R$830,211 and the new report set the value of R$786,277.

At the Extraordinary General Meeting held on April 29, 2003, pursuant to paragraphs 15 and 17 of CVM Deliberation 183/95, shareholders approved the appraisal report of the land, machinery and equipment, facilities, real properties and buildings, existing in the CSN's Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report set out an addition of R$4,068,559, composing the new amount of the assets.

As per note 27 – Subsequent Event – and in compliance with CVM Deliberation 183/95, the Company will submit for shareholders’ approval a new revaluation of fixed assets related to the operational units of Volta Redonda.

Up to March 31, 2007, the assets provided as collateral for financial operations amounted to R$47,985.

Depreciation, depletion and amortization expenses up to March 31, 2007 (parent company) amounted to R$189,519 (R$175,141 in the first quarter of 2006), of which R$186,737 (R$172,247 in the first quarter of 2006) was charged to production costs and R$2,782 (R$2,894 in the first quarter of 2006) was charged to selling, general and administrative expenses (amortization of deferred charges not included).

On March 31, 2007, the Company had R$6,243,951 (R$6,337,202 on December 31, 2006) of revaluation of own assets net of depreciation.

12. DEFERRED CHARGES

	Consolidated		Parent Company

	3/31/2007	12/31/2006	3/31/2007	12/31/2006

Information technology projects	104,449	104,451	104,449	104,451
( - ) Accumulated amortization	(89,292)	(86,621)	(89,292)	(86,621)
Expansion projects	193,748	193,748	193,748	193,748
( - ) Accumulated amortization	(100,553)	(92,752)	(100,553)	(92,752)
Pre-operating expenses	123,851	130,480
( - ) Accumulated amortization	(79,877)	(83,487)
Other projects	193,078	192,231	86,282	84,908
( - ) Accumulated amortization	(96,778)	(90,762)	(29,893)	(26,657)

	248,626	267,288	164,741	177,077

Information technology projects refer to projects of automation and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects are primarily related to the expansion of the production capacity of Casa de Pedra mine and enlargement of Itaguaí port for the outflow of part of such production.

Amortization of the deferred charges was R$13,485 (R$14,962 in the first quarter of 2006), of which R$10,393 (R$12,087 in the first quarter of 2006) is charged to production costs and R$3,092 (R$2,875 in the first quarter of 2006) is charged to selling, general and administrative expenses.

Cash used in deferred assets is amortized on a straight-line basis by the time expected for future benefit, within terms no longer than 10 years.

13. LOANS AND FINANCING

(a)

			Consolidated				Parent Company

	Current Liabilities		Long-term liabilities		Current Liabilities		Long-term liabilities

	3/31/2007	12/31/2006	3/31/2007	12/31/2006	3/31/2007	12/31/2006	3/31/2007	12/31/2006

FOREIGN CURRENCY
Long-Term Loans
Advance on Export Contracts	40,114	131,137	430,584	299,320	40,114	131,137	430,584	299,320
Prepayment	164,278	173,469	1,261,766	1,363,037	212,215	316,598	2,389,486	2,688,597
Perpetual Bonds	30,841	32,159	1,537,800	1,603,500
Fixed Rate Notes	223,745	239,656	2,511,740	2,619,050	1,292,433	1,323,433	2,205,256	2,276,271
Import Financing	90,415	90,800	163,968	166,204	82,803	86,125	125,381	135,439
BNDES/Finame	1,381		90,153		1,381		90,153
Other	8,348	9,938	305,743	926,201	10,523	9,346	12,210	13,929
	559,122	677,159	6,301,754	6,977,312	1,639,469	1,866,639	5,253,070	5,413,556

DOMESTIC CURRENCY
Long-Term Loans
BNDES/Finame	86,188	77,918	1,008,495	301,660	39,810	32,511	705,608
Debentures (Note 14)	72,414	85,583	998,989	995,679	21,149	36,240	900,451	897,141
Other	24,368	21,065	108,944	70,166	87,638	85,325	5,600	5,600

	182,970	184,566	2,116,428	1,367,505	148,597	154,076	1,611,659	902,741

Total Loans and Financing	742,092	861,725	8,418,182	8,344,817	1,788,066	2,020,715	6,864,729	6,316,297

Derivatives	217,971	218,762			131,813	142,377

Total Loans and Financing +
Derivatives	960,063	1,080,487	8,418,182	8,344,817	1,919,879	2,163,092	6,864,729	6,316,297

(b) On March 31, 2007, the main long-term amortization, by year of maturity, is as follows:

	Consolidated		Parent Company

2008	1,416,956	16.8%	1,380,659	20.1%
2009	554,995	6.6%	444,741	6.5%
2010	2,041,473	24.3%	1,056,412	15.4%
2011	718,217	8.5%	382,319	5.6%
2012	1,054,470	12.5%	1,030,732	15.0%
After 2012	1,094,271	13.0%	2,569,866	37.4%
Perpetual Bonds	1,537,800	18.3%

	8,418,182	100.0%	6,864,729	100.0%

(c) Interest is applied to loans, financing and debentures, at the following annual rates:

	Consolidated			Parent Company

	Local Currency	Foreign Currency	Local Currency	Foreign Currency

Up to 7%	103,546	1,870,833	12,154	3,319,881
From 7.1 to 9%	379,210	603,861	371,391	1,837,518
From 9.1 to 11%	697,694	4,386,183	455,111	1,735,140
Over 11%	1,116,672		921,600
Variable		220,246		131,813

	2,297,122	7,081,123	1,760,256	7,024,352

		9,378,245		8,784,608

(d) Breakdown of total loans, financing and debentures, by contracted currency/index (unaudited):

	Consolidated			Parent Company

	3/31/2007	12/31/2006	3/31/2007	12/31/2006

Domestic Currency
CDI	7.73	7.49	6.96	7.48
IGPM	4.45	4.27	4.45	4.46
TJLP	12.20	4.11	8.49	0.38
IGP-DI	0.13	0.13	0.14	0.14
	24.51	16.00	20.04	12.46

Foreign Currency
US dollar	73.06	81.11	52.98	58.55
Yen		0.47	25.39	27.21
Euro	0.10	0.10	0.11	0.11
Other currencies	2.33	2.32	1.48	1.67
	75.49	84.00	79.96	87.54

	100.00	100.00	100.00	100.00

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual bonds amounting to US$750 million. These bonds with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after five (5) years, on the interest maturity dates.

Loans with certain agents contain certain restrictive clauses, which are being complied with.

The Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

(e) The loans, financing and debentures recorded at balance sheet accounts as of March 31, 2007, of which estimated market value differs from the book value, are as follows:

		Consolidated		Parent Company

	Book Value	Market Value (unaudited)	Book Value	Market Value (unaudited)

Loans, financing and debentures (short and long-term)	9,378,245	9,686,800	8,784,608	8,784,608

(f) The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table. This amount does not consider the guarantees provided to subsidiaries mentioned in Note 16.

	3/31/2007	12/31/2006

Property, Plant and Equipment	47,985	47,985
Personal Guarantee	75,131	77,087
Imports	133,053	144,477
Securitizations (Exports)	3,072,400	3,005,196

	3,328,569	3,274,745

(g) The most significant amortizations and loans in the current year are as follows:

				Amortizations

Company	Description	Principal (in million)	Settlement	Interest rate (p.a.)

CSN	BNDES	R$1,100	Mar / 2007	104.5% of CDI
CSN Export	Securitization	US$14	Feb / 2007	7.28%

Loans

Company	Description	Principal (in million)	Issuance	Term	Maturity	Interest rate (p.a.)

CSN	BNDES	R$1,100	1/26/2007	6 months	7/26/2007	104.5% of CDI

CSN	BNDES Sub A and C Casa de Pedra	R$450	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.7% to 3.2%

CSN	BNDES Sub B Tecar	R$255	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.2%

CSN Cimentos	BNDES	R$41	1/26/2007	7 years	2/15/2014	Long-term Interest Rate + 2.7% to 3.2%

Total loans in R$		R$1,846

CSN	BNDES Sub A Tecar	US$20	1/26/2007	7 years	4/15/2014	UM006 + 1.7%

CSN	BNDES Sub B and D - Casa de Pedra	US$23	1/26/2007	7 years	4/15/2014	UM006 + 2.7%

CSN Cimentos	BNDES	US$2	1/26/2007	7 years	4/15/2014	UM006 + 2.7%

CSN	ACC	US$60	1/23/2007	2 years	1/11/2009	6.00%

CSN	ACC	US$20	1/26/2007	1.8 year	11/17/2008	6.10%

Total loans in US$		US$125

14. DEBENTURES

(a) First issuance

The totality of the debentures of this first issuance was redeemed on October 4, 2004, representing a total of fifty-four thousand (54,000) debentures.

(b) Second issuance

The totality of the debentures of this issuance in the amount of R$400,000.00 was redeemed December 1, 2006 and compensation interests applied to the face value balance of these debentures represent 107% of the CDI Cetip, as provided for in the deed.

(c) Third issuance

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10 Such debentures were issued for the total value of issue of R$500,000. The credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve, subsequently used in the stock buyback program.

The 1st tranche debentures of this issue were redeemed on December 1,2006, as provided for by deed and compensation interest corresponding to 106.5% of Cetip’s CDI incurred on such debentures until the redemption date.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and its maturity is scheduled for December 1, 2008.

(d) Fourth issuance

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference R$23,248, resulting from the variation of the unit price between the issuance date and effective negotiation was recorded in Shareholders’ Equity as Capital Reserve subsequently used in the stock buyback program.

Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the Cetip’s CDI, and the maturity of the face value is scheduled for February 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. DERIVATIVES AND FINANCIAL INSTRUMENTS

General considerations

The Company’s business includes mainly the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks’ needs. To finance its activities, the Company often resorts to the capital market, local as well as international, and, due to the debt profile it seeks, most of the Company’s debt is pegged to the U.S. dollar. On March 31, 2007, the consolidated position of the outstanding derivative agreements is as follows:

	Agreement			Market Value

	Maturity	Reference Value	Book Value

Variable income swap (*)	Jul 27/2007	US$49,223 thousand	R$728,386	R$727,574

Interest derivatives listed on BM&F (DI) - contracted by exclusive funds	Jan/2008	R$ 1,230,000 thousand	R$274	Gains andlosses are daily settled, according to variations in the market contract value
Exchange swaps registered with CETIP (contracted by exclusive funds)
	Jan 2/2008	US$ 800,000 thousand	(R$102,157)	(R$102,157)
	Jul 2/2007	US$ 450,000 thousand	(R$62,053)	(R$62,053)
	Apr 2/2007	US$ 400,000 thousand	(R$49,165)	(R$49,165)

Zinc Swaps recorded in LME (London Metal Exchange)	Apr 10/2007	5,000 t	(R$2,442)	(R$2,442)
	May 8/2007	5,000 t	(R$840)	(R$840)
	Jun 7/2007	5,000 t	(R$1,053)	(R$1,053)
	Jul 9/2007	5,000 t	(R$1,636)	(R$1,636)
	Aug 7/2007	5,000 t	(R$691)	(R$691)
	Sep 10/2007	2,000 t	R$161	R$161

(*) The non-cash swap establishes that the counterparty undertakes to pay, at the end of the contract, the variation of variable income assets, as long as the Company’s subsidiary, CSN Steel, undertakes to pay the same reference value adjusted at the fixed rate of 7.5% per annum.

The main market no operation risk factors that can affect the Company’s business are listed below, as well as a more detailed explanation about the derivatives associated with them:

I - Exchange risk

Although most of the Company’s revenues are denominated in Brazilian reais as of March 31, 2007, R$6,860,876 or 73% of the Company’s consolidated loans and financing (except for derivates) were contracted in foreign currency (R$7,654,471 or 81% on December 31, 2006). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using several financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, currency contracts and option exchange contracts.

a) Exchange swap transactions

The Company entered into exchange swap agreements, which aim at protecting its foreign currency-denominated liabilities against real devaluation. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities to Bank Deposit Certificate - CDI. The notional value (reference) of these swaps on March 31, 2007 was US$1,650,000 thousand (US$1,183,428 thousand on December 31, 2006).

b) Metal Swap Agreement

The Company contracted Zinc swaps in order to set the price of part of its metal needs. Up to March 31, 2007, the Company had acquired 27 thousand tonnes of Zinc with settlement based on Zinc average prices in the months of March, April, May, June, July and August, 2007: the price used to settle each agreement is the average price of the calendar month previous to the date of its settlement.

II – Interest rate risk

The Company has short and long term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. In view of such exposure, the Company may conduct transactions with derivatives to better manage these risks.

a) Interest rates futures contracts

On March 31, 2007, the Company retained 12,300 future contracts of interest rates (DI) listed at BM&F (Commodities and Futures Exchange – Brazilian derivatives exchange), equivalent to R$1,230,000. The market value of these contracts is equivalent to zero, since the entry date always occurs on the following day; the contract value is zero after the market closing and there is a cash provision to be settled on the following day.

III – Derivatives associated with other price fluctuation risks of financial assets

a) Variable income swap agreements

The outstanding agreements on March 31, 2007 and December 31, 2006 were the following:

			Reference	Assets		Liabilities		Market value (unaudited)

Issue Date	Maturity date Agreements	Maturity date Agreements	value (US$ thousand)
	3/31/2007	12/31/2006		3/31/2007	12/31/2006	3/31/2007	12/31/2006	3/31/2007	12/31/2006

04/07/2003	07/27/2007	07/27/2007	35,836	632,442	461,500	102,597	105,120	529,252	351,988
04/09/2003	07/27/2007	07/27/2007	5,623	98,520	71,891	16,090	16,486	82,337	54,717
04/10/2003	07/27/2007	07/27/2007	1,956	35,382	25,818	5,596	5,734	29,753	19,845
04/11/2003	07/27/2007	07/27/2007	1,032	18,271	13,332	2,950	3,023	15,303	10,183
04/28/2003	07/27/2007	07/27/2007	1,081	17,462	12,743	3,077	3,152	14,368	9,459
04/30/2003	07/27/2007	07/27/2007	76	1,230	898	217	222	1,011	666
05/14/2003	07/27/2007	07/27/2007	192	3,232	2,359	545	559	2,684	1,777
05/15/2003	07/27/2007	07/27/2007	432	7,343	5,359	1,225	1,255	6,112	4,051
05/19/2003	07/27/2007	07/27/2007	1,048	18,657	13,614	2,966	3,038	15,674	10,448
05/20/2003	07/27/2007	07/27/2007	264	4,849	3,538	746	764	4,099	2,742
05/21/2003	07/27/2007	07/27/2007	414	7,941	5,794	1,172	1,201	6,762	4,543
05/22/2003	07/27/2007	07/27/2007	326	6,254	4,563	922	945	5,327	3,580
05/28/2003	07/27/2007	07/27/2007	439	8,116	5,923	1,239	1,270	6,870	4,600
05/29/2003	07/27/2007	07/27/2007	408	7,695	5,615	1,150	1,179	6,538	4,387
06/05/2003	07/27/2007	07/27/2007	96	1,757	1,282	271	278	1,484	992

			49,223	869,151	634,229	140,763	144,226	727,574	483,978

The purpose of these swaps is to improve the return of CSN’s financial assets, increasing the exposure to the variable income which historically yields greater long term returns than the fixed income assets, thus, decreasing the impact of cost of carrying CSN’s long term debt in net, consolidated financial expenses.

b) Consolidated balance sheet classified by currency

3/31/2007

	U.S. Dollar	Other Foreign Currencies	Reais	Total

Current Assets	2,220,180	348,884	5,207,155	9,320,158
Cash and Cash equivalents	45,997	1,966	29,594	77,557
Financial investments	1,456,475	29,141	1,623,716	3,109,332
Customers	295,216	161,645	656,913	1,113,774
Inventories	231,765	156,132	2,069,563	2,457,460
Insurance Claimed			408,421	408,421
Deferred Income Tax/Social Contribution	23,940		418,948	442,888
Other	166,787	1,091,038	452,901	1,710,726
Non-current Assets	298,500	127,701	16,018,222	16,444,423
Long-term Assets	122,008	55	1,886,139	2,008,202
Financial Investments	51,260		89,673	140,933
Deferred Income Tax/Social Contribution			617,722	617,722
Other	70,748	55	1,178,744	1,249,547
Permanent	176,492	127,646	14,132,083	14,436,221

Total	2,518,680	1,567,623	21,678,278	25,764,581

Current Liabilities	1,842,525	83,031	2,362,297	4,287,853
Loans, Financing and Debentures	562,255	37	397,771	960,063
Suppliers	1,137,485	78,000	233,263	1,448,748
Other	142,785	4,994	1,731,264	1,879,043
Non-current Liabilities	6,301,755	103	8,386,492	14,688,350
Loans, Financing and Debentures	6,301,755		2,116,427	8,418,182
Contingent Liabilities- Net of Deposits		57	3,876,435	3,876,492
Deferred Income Tax/Social Contribution			1,991,781	1,991,781
Other	-	46	401,848	401,894
Shareholders’ Equity	(39,575)		6,827,953	6,788,378

Total	8,104,705	83,134	17,576,742	25,764,581

IV - Credit risk

The credit risk exposure with financial instruments is managed through restrictions of counterpart to large financial institutions with high quality of credit. Thus, Management believes that the risk of non-compliance by the counterpart is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of customers, as well as the diversification of its accounts receivable and the control on sales financing conditions through business industrial segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies’ funds are invested in Brazilian government securities, there is exposure to the credit risk with the government.

V - Fair value

The fair values were calculated according to the conditions in the local and foreign markets as of March 31, 2007, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were made with financial institutions previously approved by the Company’s Board of Directors.

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$4,792 million, for guarantees provided:

	In millions

Companies	Currency	3/31/2007	12/31/2006	Maturity	Conditions

CFN	R$	18.0	18.0	09/24/2007	BNDES loan guarantees
CFN	R$	23.0	23.0	04/05/2007	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	02/21/2008	BNDES loan guarantees
CFN	R$	19.2	19.2	04/03/2007	BNDES loan guarantees
CFN	R$	50.0	50.0	11/29/2007	BNDES loan guarantees
CFN	R$	13.0	13.0	11/15/2015	BNDES loan guarantees
CFN	R$	20.0	20.0	11/15/2020	BNDES loan guarantees
CSN Cimentos	R$	29.0	29.0	Indeterminate	Guarantee for execution of outstanding debt with INSS
CSN Cimentos	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	2.8	2.8	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	6.1	6.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.1	0.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3		Indeterminate	Collateral signature in guarantee contract for tax foreclosure
Prada	R$	0.3		01/03/2012	Collateral signature in guarantee contract for purchase and sale of electricity
Sepetiba Tecon	R$	15.0	15.0	05/05/2011	Guarantee by CSN for issuance of Export Credit Note

Total in R$		241.4	240.8

CSN Iron	US$	79.3	79.3	06/01/2007	Promissory note of Eurobond operation
CSN Islands VII	US$	275.0	275.0	09/12/2008	Guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issuance
CSN Islands IX	US$	400.0	400.0	01/15/2015	Guarantee by CSN in Bond issuance
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issuance
CSN Steel	US$	100.0	100.0	12/22/2011	Guarantee by CSN in issue of Import Note
CSN Steel	US$	20.0	20.0	10/29/2009	Guarantee by CSN in issue of Promissory Notes
CSN Steel	US$		300.0	12/23/2008	Guarantee by CSN in withdrawal of Revolving Credit Facility
INAL	US$	1.4	1.4	03/26/2008	Personal guarantee for equipment financing
Sepetiba Tecon	US$	16.7	16.7	09/15/2012	Personal guarantee for equipment acquisition and terminal implementation
Sepetiba Tecon	US$		0.4	02/21/2007	Guarantee by CSN for issuance of Import Letter of Credit
CSN Cimentos	US$	15.5		04/19/2008	Guarantee by CSN for issuance of Stand-by Letter of Credit for the equipment acquisition
CSN LLC	US$	11.6		09/25/2007	Guarantee by CSN for issuance of Stand-by Letter of Credit for the steel coils acquisition

Total in US$		2,219.5	2,492.8

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving a large number of actions, claims and complaints. Details of the amounts provided and their respective judicial deposits related to those claims are shown below:

			3/31/2007			12/31/2006

	Judicial Deposits	Contingent Liabilities	Net Contingencies	Judicial Deposits	Contingent Liabilities	Net Contingencies

Short term
Contingencies:
Labor	(26,585)	30,500	3,915	(22,080)	37,487	15,407
Civil	(12,371)	13,556	1,185	(10,859)	16,097	5,238

Parent Company	(38,956)	44,056	5,100	(32,939)	53,584	20,645

Consolidated	(45,882)	54,322	8,440	(32,939)	54,810	21,871

Long-term Contingencies:
Environmental	(141)	54,227	54,086	(138)	52,670	52,532
Tax		232	232	(1,149)	1,381	232

	(141)	54,459	54,318	(1,287)	54,051	52,764
Legal liabilities questioned in court:
Tax
IPI premium credit		1,482,291	1,482,291		1,445,537	1,445,537
IPI presumed credit		963,498	963,498		942,964	942,964
CSL credit over exports		853,996	853,996		787,500	787,500
PIS / COFINS Law
9,718/99		323,096	323,096		317,947	317,947
SAT	(27,906)	99,650	71,744	(27,219)	95,234	68,015
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(24,661)	24,661		(23,895)	23,895
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892
Other liabilities		53,572	53,572	(2,213)	51,972	49,759

	(106,580)	3,854,777	3,748,197	(107,340)	3,719,062	3,611,722

Parent Company	(106,721)	3,909,236	3,802,515	(108,627)	3,773,113	3,664,486

Consolidated	(128,916)	4,005,408	3,876,492	(134,372)	3,877,086	3,742,714

Total short term + long term –Parent Company	(145,677)	3,953,292	3,807,615	(141,566)	3,826,697	3,685,131

Total short term + long term- Consolidated	(174,798)	4,059,730	3,884,932	(167,311)	3,931,896	3,764,585

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. Additionally, it includes tax liabilities due to actions from the Company’s initiative, which are maintained and with appliance of Selic’s interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil, tax and environmental) in the approximate amount of R$3,3 billion. According to the Company’s legal counsel, these lawsuits are defined as risk of possible loss. These lawsuits were not provided for in accordance with accounting rules followed in Brazil.

a) Labor Litigation Dispute:

Until March 31, 2007, CSN was defendant in 8,814 labor claims (8,196 claims on December 31, 2006), which required a provision in the amount of R$30,500 (R$37,487 on December 31, 2006). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, the Company accrued the amount of R$13,556 on March 31, 2007 (R$16,097 on December 31, 2006).

c) Environmental Actions:

On March 31, 2007, the Company recorded a provision of R$54,227 (R$52,670 on December 31, 2006) for investment in environmental recovery expenditures, mainly related to the plants located in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax Litigation:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was granted. The proceeding is now under accounting inspection.

On March 31, 2007, the Company recorded R$327,877 (R$326,313 on December 31, 2006) as judicial deposit and a provision of R$20,892 (R$20,892 on December 31, 2006), which represents the portion not recognized by the courts.

(ii) In February 2003, the Company was charged by tax authorities related to the calculation of IRPJ and CSL of previous years in view of the fact that had tax losses carryforward above the 30% limit of taxable income, as provided for by laws.

On August 21, 2003, a decision was rendered by the second panel of the Judgment Federal Revenue Office in Rio de Janeiro related to the decision which made said tax deficiency notice null and void and a new Tax Deficiency Notice was issued about same matter in November 2003. The Company challenged such new Tax Deficiency Notice, which was rejected in administrative lower courts. An administrative appeal was brought against such decision, which was accepted in administrative appellate court on April 26, 2006; said Tax Deficiency Notice had favorable decision to CSN, on an irrevocable basis, and respective decision was published in November 2006. On March 31,2006, the balance of such provision was R$197,463.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004 the Company obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On March 31, 2007, the amount of suspended liability and the offset credits based on the referred proceedings was R$853,996 (R$787,500 on December 31, 2006), plus Selic (Central Bank overnight rate).

• PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation bases, including the financial revenue of the Company. On March 31, 2007, provision amounts to R$323,096 (R$317,947 on December 31, 2006), which includes legal charges.

In February 1999, the Company obtained a favorable decision in the lower court. However, the 2nd Regional Federal Court reversed the favorable decision. Later on, the Company appealed against this decision in the Supreme Court of Justice and is currently awaiting trial.

• CIDE – Intervention Contribution in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$24,661 on March 31, 2007 (R$23,895 on December 31, 2006), which include legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

• Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, judgment made final and unappealable.

In view of this fact, the Company attempted to pay the amount due, and FNDE and INSS did not reach an agreement as to which agency the amounts should be paid. A fine was also demanded, but CSN did not agree.

The Company filed new proceedings to question the above-mentioned facts and deposited in court the amounts due, the provision on March 31, 2007 amounts to R$33,121 (R$33,121 on December 31, 2006).

• SAT - Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” with the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provided as of March 31, 2007 totals R$99,650 (R$95,234 on December 31, 2006), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of the 2nd Region of the Federal Regional Court. Given the new understanding adopted by the Courts, the Company’s lawyers deem as probable the possibility of loss.

• IPI premium credit over exports

The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002 and in March 2003 a favorable decision was obtained authorizing the use of said credits. The Regional Federal Court – 2nd Region reversed the favorable decision for CSN.

CSN filed a special appeal to the Superior Court of Justice (“STJ”) and an extraordinary appeal to the Federal Supreme Court (“STF”), which have not yet been judged, and on March 31, 2007, the provision referring to the total of credits already offset and kept in the Company’s liabilities amounted to R$1,482,291 (R$1,445,537 on December 31, 2006), adjusted by the Selic rate.

• IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003 an initial decision was obtained authorizing the use of said credits. This action is currently waiting for the sentence in lower court.

On March 31, 2007, the provision related to the total credits already offset and recorded under the Company’s liabilities amounted to R$963,498 (R$942,964 on December 31, 2006), adjusted by the Selic rate.

• Other

The Company also made provision for several other lawsuits in respect of FGTS LC 110, COFINS Law 10,833/03, PIS Law 10,637/02 and PIS/COFINS Manaus Free-Trade Zone, in the amount of R$53,804 on March 31, 2007 (R$53,353 on December 31, 2006), which includes legal charges.

18. SHAREHOLDERS’ EQUITY

	Paid-in Capital Stock	Reserves	Retained Earnings	Shares held in treasury	Total Shareholders’ equity

BALANCE ON 9/30/2006	1,680,947	5,334,898	377,139	(676,721)	6,716,263

Realization of revaluation reserve, net
of income tax and social contribution		(100,305)	100,305
CTE Revaluation Reserve, net
of income tax and social contribution		(28,995)			(28,995)
Premium reserve allocation in the issue of debentures
for the use in the stock buyback program		(23,248)	23,248
Net income for the quarter			92,410		92,410
Investment reserve		40,000	(40,000)
Proposed interests on own capital (R$ 0.16420 per share)			(42,268)		(42,268)
Proposed dividends (R$1.293638 per share)			(510,834)		(510,834)

BALANCE ON 12/31/2006	1,680,947	5,222,350		(676,721)	6,226,576

Realization of revaluation reserve, net
of income tax and social contribution		(61,547)	61,547
Proposed interests on own capital (R$ 0,12472 per share)			(31,990)		(31,990)
Company’s shares buyback/sale				(66,709)	(66,709)
Gain on disposal of Company’s shares		30			30
Net income for the quarter			753,488		753,488

BALANCE ON 3/31/2007	1,680,947	5,160,833	783,045	(743,430)	6,881,395

i. Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company’s fully subscribed and paid-in capital stock of R$1,680,947 was then divided into 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital stock

The Company’s capital stock may be increased up to 400,000,000 shares, by issuing up to 127,932,054 new non-par book-entry shares, by decision of the Board of Directors.

iii. Revaluation reserve

This reserve covers revaluations of the Company’s fixed assets, which aimed, pursuant to CVM Deliberation 288, dated December 3,1998, to adjust the amounts of the Company’s fixed assets to the market value, enabling the Financial Statements to reflect assets value closer to their market or replacement value.

Pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), which is recorded as the Company’s liability.

The realized portion of the revaluation reserve, by means of depreciation or assets written-off, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

iv. Treasury shares

The Board of Directors approved on May 25, 2005 for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation. Additionally, the Board of Directors authorized on January 29, 2007, the purchase of 923,628 Company’s shares to be held in treasury and further disposal and/or cancellation. Such authorization would expire on January 25, 2008, however, this quarter the Company repurchased the totality of the shares referring to such authorization. The Board of Directors authorized on March 27, 2007 the closure of the program approved on January 29, 2007.

Number of	Total value				Market value
shares purchased	paid for		Unit cost of shares		of shares

(in units)	shares	Minimum	Maximum	Average	on 3/31/2007 (*)

15,578,128	743,430	35.88	75.04	47.72	1,368,071

(*) Average price of shares on 3/31/07 at the unit value of R$87.82 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

v. Ownership structure

On March 31, 2007, the Company’s capital was comprised as follows:

		Number of shares

		Total % of	Outstanding
	Common	shares	Shares %

Vicunha Siderurgia S.A.	116,286,665	42.74%	45.34%
BNDESPAR	17,085,986	6.28%	6.66%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.35%	4.61%
Sundry (ADR - NYSE)	42,904,275	15.77%	16.73%
Other shareholders (approximately 10 thousand)	68,381,603	25.13%	26.66%

Outstanding shares	256,489,818	94.27%	100.00%
Treasury shares	15,578,128	5.73%

Total shares	272,067,946	100.00%

vi. Investment policy and payment of interest on own capital and dividends

On December 11, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of accumulated profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.
In compliance with CVM Deliberation 207, as of December 31, 1996 and fiscal rules, the Company opted to record the interest on own capital the amount of R$31,990 on March 31, 2007, corresponding to the remuneration of R$0.12472 per share, in counter entry of the financial expenses account, and revert it on the same account, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The Company’s management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

20. NET REVENUES AND COST OF GOODS SOLD

	Consolidated

	3/31/2007			3/31/2006

	Tonnes (thousand) (*)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (*)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	719	1,384,822	(670,431)	604	1,092,662	(586,653)
Foreign market	476	743,217	(573,167)	393	590,612	(482,837)

	1,195	2,128,039	(1,243,598)	997	1,683,274	(1,069,490)

Mining products
Domestic market	1,132	48,453	(13,990)	1,136	41,324	(19,855)
Foreign market	364	31,133	(22,403)

	1,496	79,586	(36,393)	1,136	41,324	(19,855)
Other sales
Domestic market		248,766	(193,770)		211,202	(124,235)
Foreign market		28,291	(3,113)		17,147	(3,203)

		277,057	(196,883)		228,349	(127,438)

		2,484,682	(1,476,874)		1,952,947	(1,216,783)

	Parent Company

	3/31/2007			3/31/2006

	Tonnes (thousand) (*)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (*)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	753	1,344,264	(743,099)	612	1,019,821	(590,776)
Foreign market	371	492,620	(387,245)	328	397,199	(360,464)

	1,124	1,836,884	(1,130,344)	940	1,417,020	(951,240)

Mining products
Domestic market	1,132	47,593	(13,990)	1,136	41,324	(19,855)

Other sales
Domestic market		60,599	(32,933)		42,528	(28,942)
Foreign market		3,923	(3,113)		3,815	(3,203)

		64,522	(36,046)		46,343	(32,145)

		1,948,999	(1,180,380)		1,504,687	(1,003,240)

(*) unaudited

21. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

		Consolidated		Parent Company

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Financial expenses:
Loans and financing - foreign currency	(152,836)	(165,239)	(9,365)	(46,641)
Loans and financing - domestic currency	(57,115)	(36,070)	(51,581)	(35,749)
Related parties			(100,919)	(58,547)
PIS/COFINS (taxes on revenue) on other revenues	(5,599)	(23,993)	(5,599)	(23,993)
Interest, fines and interest on tax in arrears	(87,539)	(81,530)	(82,792)	(80,335)
Other financial expenses	(34,226)	(36,974)	(24,506)	(26,154)

	(337,315)	(343,806)	(274,762)	(271,419)

Financial income:
Related parties			4,084
Income on financial investments, net of provision for losses	76,891	40,060	3,050	7,822
Income on derivatives	99,137	(83,368)	(124,008)	(362,773)
Other income	18,432	19,945	11,617	14,360

	194,460	(23,363)	(105,257)	(340,591)

Net financial results	(142,855)	(367,169)	(380,019)	(612,010)

Monetary variations:
- Assets	1,094	1,251	915	777
- Liabilities	(7,150)	(9,648)	(5,734)	(10,247)

	(6,056)	(8,397)	(4,819)	(9,470)

Exchange variations:
- Assets	(37,478)	(173,644)	(48,613)	(145,517)
- Liabilities	240,552	442,576	338,707	616,564

	203,074	268,932	290,094	471,047

Net monetary and exchange variations	197,018	260,535	285,275	461,577

22. OTHER OPERATING EXPENSES / REVENUES

		Consolidated		Parent Company

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Other Operating Expenses	(164,009)	(63,999)	(40,920)	(57,565)
Provision for Actuarial Liabilities	966	(28,198)	966	(28,198)
Provision for Contingencies	5,919	(5,653)	6,573	(4,194)
Contractual Fines	(12,676)		(12,676)
Equipment Stoppage	(1,461)		(1,405)
Other	(156,757)	(30,149)	(34,379)	(25,172)

Other Operating Revenues	241,654	200,254	2,298	187,630
Indemnifications	1,457	1,404	880	1,331
Other Revenues	240,197	198,850	1,418	186,299

OTHER OPERATING EXPENSES / REVENUES	77,645	136,255	(38,622)	130,065

On January 30, 2007, CSN participated in an auction for the acquisition of the Anglo-Dutch Corus Group PLC and had its 603 cents a pound offer surpassed by the Indian Tata Steel’s offer which was of 608 cents a pound.

Due to unfavorable outcome and clauses of the intent agreement for the purchase of shares of that company, signed between CSN and Corus Group PLC -, CSN recorded in this quarter balance sheet the accounting effects of said operation, such as: (i) consolidated expenses incurred in the project in the approximate amount of R$113 million; (ii) consolidated revenue related to the inducement fee(a) in the amount of approximately R$235 million. These amounts are included in the items “Other expenses” and “Other revenues”, respectively.

(a) Inducement Fee (also know as break up fee) – Fee determined by the United Kingdom legislation, where, by force of agreement, the defeated party can be reimbursed of the expenses incurred in the participation in a bidding process. Such fee can be up to 1% of the value offered by the company that had its offer surpassed. In this case, the agreement between CSN and Corus Group foresaw for a maximum percentage of 1% over the offer.

23. CONSOLIDATED NON OPERATING EXPENSES AND REVENUES

On March 31, 2007, the consolidated non operating income of the Company amounted to a revenue of R$180,241 (revenue of R$201 on March 31, 2006). The result of this quarter includes R$182,074, referring to the gain on sale of 34,072,613 shares of Corus Group PLC, acquired by CSN due to strategic reasons during the bidding process with Tata Steel for the acquisition of the totality of the Corus Group PLC’s shares.

24. LOSS AF-III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first semiannual period of that year. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and the work to calculate the losses is under the final phase.

The amount of losses subject to indemnification shown by regulating bodies up to the closing date of this quarter was US$445 million or R$951 million, translated by the exchange rate as of December 31, 2006. Based on insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted an advance of US$237 million (equivalent to R$515 million), of which R$39 million was received in this quarter as advance and the remaining in 2006. The advanced total amount will be deducted from losses subject to indemnification, verified during the normal course of regulation process.

On March 31, 2007 the Company maintained balance receivable from losses claimed in the amount of R$408,421, and the Company does not identify any risk in such credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

25. STATEMENT OF VALUE ADDED

		Consolidated		Parent Company

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Revenues
Sales of products and services (except for refunds and
discounts)	3,040,070	2,386,457	2,403,151	1,855,412
Allowance for doubtful accounts	(1,058)	(2,103)	(1,235)	(2,531)
Non operating income	180,241	201	(1,023)	104

	3,219,253	2,384,555	2,400,893	1,852,985

Input purchased from third parties
Raw material used up	(705,919)	(593,115)	(539,856)	(403,244)
Cost of goods and services sold (except for depreciation)	(449,440)	(212,505)	(362,433)	(282,215)
Materials, energy, outsourced services and other	(97,071)	(179,874)	(127,303)	(128,752)
Assets recovery		176,616		176,616

	(1,252,430)	(808,878)	(1,029,592)	(637,595)

Gross value-added	1,966,823	1,575,677	1,371,301	1,215,390

Retentions
Depreciation, amortization and depletion	(245,957)	(245,880)	(198,415)	(206,979)

Net produced value-added	1,720,866	1,329,797	1,172,886	1,008,411

Value-added received (transferred)
Equity in the earnings of subsidiaries	(27,751)	(10,789)	487,695	82,948
Financial income/Exchange variations (gains)	158,081	(195,197)	(152,955)	(485,332)

	130,330	(205,986)	334,740	(402,384)

Total value-added to distribute	1,851,196	1,123,811	1,507,626	606,027

VALUE-ADDED DISTRIBUTION
Payroll and related charges	123,915	155,443	103,227	129,646
Taxes, fees and contributions	889,278	746,116	735,596	537,840
Interest and exchange variation	75,100	(118,166)	(84,685)	(359,487)
Interest on own capital and dividends	31,990	43,796	31,990	43,796
Retained earnings in the period	721,498	254,232	721,498	254,232
Unrealized profit in the period	9,415	42,390

	1,851,196	1,123,811	1,507,626	606,027

26. EMPLOYEES’ PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to those of the official Pension Plan. CBS Previdência congregates CSN employees, of CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan and it also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make thirteen contributions per year, being the same number of benefits paid. This plan became inactive on October 31, 1977, when the new benefit plan began, and it is in process of extinction.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. This plan became inactive on December 26, 1995, because of the combined supplementary benefits plan creation.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined plan, being a Variable Contribution (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling thirteen per year. Upon retirement of the participant, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

On March 31, 2007 and December 31, 2006, the plans are as follows (unaudited):

	3/31/2007	12/31/2006

Members	20,240	20,060

In service	9,549	9,316
Retired	10,691	10,744

Distribution of members by benefit plan

35% of Average Salary Plan	5,293	5,346

Active	16	16

Beneficiaries	5,277	5,330

Supplementary Average Salary Plan	4,954	4,967

Active	38	38
Beneficiaries	4,916	4,929

Combined Supplementary Benefit Plan	9,993	9,747

Active	9,495	9,261

Beneficiaries	498	486

Linked beneficiaries:	5,518	5,495

35% of average salary plan	4,136	4,117
Supplementary average salary plan	1,307	1,305

Combined supplementary benefit plan	75	73

Total participants (members/beneficiaries)	25,758	25,555

(iii) Settle of actuarial deficit

According to the official letter 1555/SPC/GAB/COA, as of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA as of August 28, 2002, a proposal was approved for refinancing of reserves to amortize the sponsors’ responsibility in 240 monthly and successive installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments prepayment in case of cash necessity in the defined benefit plan and the incorporation to the updated debit balance the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371/00, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the Company’s management and its external actuaries calculated the assessment of the effects arising from this practice, and records are kept in conformity with the report dated January 10, 2007.

Actuarial Liability Recognition

The Company’s Management decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, and, on December 31, 2006, the Company had recorded the totality of existing actuarial liability, remaining, as from January 1, 2007, only eventual gains and/or losses which will be calculated at the end of each year, when we will have the annual assessment of actuarial liability by means of new actuarial reports issued by independent actuaries.

In the quarter ended March 31, 2007, the Company partially used the provision, in the amount of R$13,298, in view of payments of installments related to the actuarial liability equalization plan. The current balance of the actuarial liability amounts to R$273,642 (R$286,940 up to December 31, 2006), calculated according to the Report issued on January 10, 2007 by the independent actuary.

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution, but the Company, based on its legal and actuarial advisers’ opinion understands that such amortizing contribution was duly approved by the “Secretaria da Previdência Complementar” – SPC and consequently, is legally due by the participants.

In addition, in the case of Combined Supplementary Benefit Plan, of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants’ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$7,983 in 2007 (R$17,204 in 2006).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	11.3% p.a. (6.3% actual and 5% inflation)
Expected yield rate over plan assets	35% of Average Salary Plan: 15.02% p.a.
Supplementary Average Salary Plan: 14.95% p.a.
Combined Supplementary Benefit Plan: 17.5% p.a.
Estimated salary increase index	INPC + 1% (6.05%)
Estimated benefits increase index	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	AT83 separated by gender
Biometric table for disability	Mercer Disability with probabilities multiplied by 2
Biometric table for disability mortality	Winklevoss
Expected turnover rate	Fixed 2% p.a.
Probability of starting retirement	35% Average Salary Plan and Supplementary Average
Salary Plan: 100% in the first eligibility to a full benefit by the Plan;
Combined Supplementary Benefit Plan: 55 years of age,
10 years of service and 5 years of Plan.

CSN does not have other post-employment benefit plans.

27. SUBSEQUENT EVENT

In compliance with the determinations of the CVM Deliberation 183/95, at the Extraordinary General Meeting called to April 30, 2007, the Company’s Management will submit for shareholders’ approval a new revaluation of fixed assets - lands, buildings, improvements, machinery, equipment and facilities of Volta Redonda’s operational units – including Central Termoelétrica named as CTE II, in addition to Arcos, Congonhas, Itaguaí, Barueri, Araucária and operational support real properties. The new amounts of the fixed assets and the resulting effect on Revaluation Reserve will be recorded on the approval date and the effects reflected in the subsequent Quarterly Information and Financial Statements.

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

SEE ITEM 08.01:
“COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER”

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 3/31/2007	4- 12/31/2006
1	Total Assets	25,764,581	25,028,301
1.01	Current Assets	9,320,158	7,927,762
1.01.01	Cash and Cash Equivalents	77,557	167,288
1.01.02	Credits	3,203,936	2,363,915
1.01.02.01	Customers	1,113,774	1,292,291
1.01.02.01.01	Domestic Market	755,472	765,612
1.01.02.01.02	Foreign Market	468,355	635,920
1.01.02.01.03	Allowance for Doubtful Accounts	(110,053)	(109,241)
1.01.02.02	Sundry Credits	2,090,162	1,071,624
1.01.02.02.01	Employees	14,946	14,029
1.01.02.02.02	Suppliers	218,786	151,284
1.01.02.02.03	Recoverable Corporate Income Tax and Social Contribution	40,480	41,739
1.01.02.02.04	Deferred Income Tax	326,777	317,042
1.01.02.02.05	Deferred Social Contribution	116,111	112,588
1.01.02.02.06	Other Taxes	285,695	325,024
1.01.02.02.07	Other Credits	1,087,367	109,918
1.01.03	Inventories	2,457,460	2,435,281
1.01.04	Others	3,581,205	2,961,278
1.01.04.01	Marketable Securities	3,109,332	2,455,813
1.01.04.02	Prepaid Expenses	63,452	58,358
1.01.04.03	Insurance Claimed	408,421	447,107
1.02	Non-Current Assets	16,444,423	17,100,539
1.02.01	Long-Term Assets	2,008,201	1,927,316
1.02.01.01	Sundry Credits	1,077,824	1,025,275
1.02.01.01.01	Loans – Eletrobrás	26,752	32,227
1.02.01.01.02	Marketable Securities Receivable	252,487	260,855
1.02.01.01.03	Deferred Income Tax	482,826	437,005
1.02.01.01.04	Deferred Social Contribution	134,896	119,155
1.02.01.01.05	Other Taxes	180,863	176,033
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	With Associated and Related Companies	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Related Parties	0	0
1.02.01.03	Others	930,377	902,041
1.02.01.03.01	Judicial Deposits	544,055	519,964
1.02.01.03.02	Marketable Securities	140,933	143,123
1.02.01.03.03	Prepaid Expenses	85,815	80,669
1.02.01.03.04	Others	159,574	158,285
1.02.02	Permanent Assets	14,436,222	15,173,223
1.02.02.01	Investments	250,146	957,674
1.02.02.01.01	In Associated/Related Companies	0	0

1- CODE	2- DESCRIPTION	3- 3/31/2007	4- 12/31/2006
1.02.02.01.02	In Associated/Related Companies-Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries –Goodwill	248,091	277,465
1.02.02.01.05	Other Investments	2,055	680,209
1.02.02.02	Property, Plant and Equipment	13,937,450	13,948,261
1.02.02.02.01	In Operation, Net	12,839,417	12,971,477
1.02.02.02.02	In Construction	914,604	792,907
1.02.02.02.03	Land	183,429	183,877
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred	248,626	267,288

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 3/31/2007	4- 12/31/2006
2	Total Liabilities	25,764,581	25,028,301
2.01	Current Liabilities	4,287,853	4,317,780
2.01.01	Loans and Financing	887,649	994,904
2.01.02	Debentures	72,414	85,583
2.01.03	Suppliers	1,448,748	1,568,331
2.01.04	Taxes, Charges and Contributions	811,422	624,486
2.01.04.01	Salaries and Social Contributions	143,986	91,095
2.01.04.02	Taxes Payable	457,774	406,911
2.01.04.03	Deferred Income Tax	154,163	93,000
2.01.04.04	Deferred Social Contribution	55,499	33,480
2.01.05	Dividends Payable	718,175	686,984
2.01.06	Provisions	8,440	21,871
2.01.06.01	Contingencies	54,322	54,810
2.01.06.02	Judicial Deposits	(45,882)	(32,939)
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	341,005	335,621
2.02	Non Current Liabilities	14,688,350	14,586,377
2.02.01	Long-Term Liabilities	14,683,127	14,581,085
2.02.01.01	Loans and Financing	7,419,193	7,349,138
2.02.01.02	Debentures	998,989	995,679
2.02.01.03	Provisions	5,868,273	5,766,286
2.02.01.03.01	Contingencies	4,005,408	3,877,086
2.02.01.03.02	Judicial Deposits	(128,916)	(134,372)
2.02.01.03.03	Deferred Income Tax	1,464,592	1,487,932
2.02.01.03.04	Deferred Social Contribution	527,189	535,640
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	396,672	469,982
2.02.01.06.01	Provision for Pension Fund	224,094	286,940
2.02.01.06.02	Others	172,578	183,042
2.02.02	Deferred Income	5,223	5,292
2.03	Minority Interest	0	0
2.04	Shareholders’ Equity	6,788,378	6,124,144
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserve	30	0
2.04.03	Revaluation Reserve	4,147,003	4,208,550
2.04.03.01	Own Assets	4,146,650	4,208,197
2.04.03.02	Subsidiaries/Affiliates	353	353
2.04.04	Profit Reserves	177,353	234,647
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0

1- CODE	2- DESCRIPTION	3- 3/31/2007	4- 12/31/2006
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special For Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	(158,836)	(101,542)
2.04.04.07.01	For Investments	677,611	677,611
2.04.04.07.02	Treasury Shares	(743,430)	(676,721)
2.04.04.07.03	Unrealized Income	(93,017)	(102,432)
2.04.05	Accrued Profit/Loss	783,045	0
2.04.06	Advance for Future Capital Increase	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6- 1/1/2006 to 3/31/2006
3.01	Gross Revenue from Sales and/or Services	3,078,691	3,078,691	2,408,857	2,408,857
3.02	Deductions from Gross Revenue	(594,009)	(594,009)	(455,910)	(455,910)
3.03	Net Revenue from Sales and/or Services	2,484,682	2,484,682	1,952,947	1,952,947
3.04	Cost of Goods and/or Services Sold	(1,476,874)	(1,476,874)	(1,216,783)	(1,216,783)
3.04.01	Depreciation and Amortization	(232,996)	(232,996)	(233,128)	(233,128)
3.04.02	Others	(1,243,878)	(1,243,878)	(983,655)	(983,655)
3.05	Gross Profit	1,007,808	1,007,808	736,164	736,164
3.06	Operating Income/Expenses	(134,582)	(134,582)	(175,746)	(175,746)
3.06.01	Selling	(141,486)	(141,486)	(113,413)	(113,413)
3.06.01.01	Depreciation and Amortization	(1,907)	(1,907)	(2,471)	(2,471)
3.06.01.02	Others	(139,579)	(139,579)	(110,942)	(110,942)
3.06.02	General and Administrative	(97,153)	(97,153)	(81,165)	(81,165)
3.06.02.01	Depreciation and Amortization	(11,054)	(11,054)	(10,281)	(10,281)
3.06.02.02	Others	(86,099)	(86,099)	(70,884)	(70,884)
3.06.03	Financial	54,163	54,163	(106,634)	(106,634)
3.06.03.01	Financial Income	194,460	194,460	(23,363)	(23,363)
3.06.03.02	Financial Expenses	(140,297)	(140,297)	(83,271)	(83,271)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	197,018	197,018	260,535	260,535
3.06.03.02.02	Financial Expenses	(337,315)	(337,315)	(343,806)	(343,806)
3.06.04	Other Operating Income	241,654	241,654	200,254	200,254
3.06.05	Other Operating Expenses	(164,009)	(164,009)	(63,999)	(63,999)
3.06.06	Equity pick-up	(27,751)	(27,751)	(10,789)	(10,789)
3.07	Operating Income	873,226	873,226	560,418	560,418

1- CODE	2- DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6- 1/1/2006 to 3/31/2006
3.08	Non-Operating Income	180,241	180,241	201	201
3.08.01	Income	836,598	836,598	57	57
3.08.02	Expenses	(656,357)	(656,357)	144	144
3.09	Income before Taxes/Participations	1,053,467	1,053,467	560,619	560,619
3.10	Provision for Income Tax and Social Contribution	(314,771)	(314,771)	(209,611)	(209,611)
3.11	Deferred Income Tax	24,207	24,207	(10,590)	(10,590)
3.11.01	Deferred Income Tax	18,297	18,297	(5,525)	(5,525)
3.11.02	Deferred Social Contribution	5,910	5,910	(5,065)	(5,065)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	762,903	762,903	340,418	340,418
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	256,490	256,490	257,413	257,413
	EARNINGS PER SHARE (in reais)	2.97440	2.97440	1.32246	1.32246
	LOSS PER SHARE (in reais)

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

First-quarter crude steel production totaled 1.3 million tons, 145% up on the same period in 2006 and in line with the previous quarter. It is also worth noting that inventories of slabs and coils acquired from third parties, whose production costs are higher than those produced internally, were practically exhausted.

				1Q07 x 1Q06	1Q07 x 4Q06
Production (in thousand t)	1Q06	4Q06	1Q07	(Chg.%)	(Chg.%)
Crude Steel (P Vargas Mill)	540	1,307	1,321	145%	1%
Purchased Slabs from Third Parties	88	65	24	-73%	-63%

Total Crude Steel	628	1,372	1,345	114%	-2%

Rolled Products * (UPV)	751	1,173	1,171	56%	0%

Hot Coil Acquired from Third Parties	-	32	-	-	-

Total Rolled Products	751	1,205	1,171	56%	-3%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Rolled Steel output totaled 1.17 million tones, 56% up year-on-year - led by hot-rolled (+52%), cold-rolled (+56%) and tin plate (+52%). In comparison with the previous quarter, production remained flat.

Production Costs (parent company)

The total production cost came to R$ 1.19 billion in the first quarter, R$ 295 million, or 33%, more than in the 1Q06. The increase was essentially due to the return of Blast Furnace #3 to operations, which increased production volume and, consequently, raw-material consumption.

The most significant increases in raw-material costs were as follows:

  Imported coal (R$ 62 million), coke (R$ 21 million), iron ore/pellets (R$ 59 million) and zinc (R$ 57 million). In the particular case of zinc costs, the upturn was not only due to the increase in production volume, but also to higher market prices for this metal;
  Increased expenses with fuel, electric power, supplies, outsourced services and others also contributed R$ 85 million to the overall cost increase.

On the other hand, the reduced consumption of slabs acquired from third parties led to a cost decrease of R$ 55 million in the same period.

It is also worth mentioning that production costs fell by around R$120 million (-10%) over the previous quarter, mainly due to the above-mentioned reduced consumption of slabs and coils acquired from third parties (R$ 71 million) and also to lower coal costs (R$ 16 million).

Steel slabs unit production costs (with depreciation) fell from R$ 778/t in the 1Q06, to R$ 542/t (US$257/t) in the 1Q07, returning to the Company’s usual and highly competitive levels. The decline was primarily due to lower coal and coke acquisition prices, the appreciation of the Real against the US dollar and the greater dilution of fixed costs. The Company produced around 1.3 million tones of slabs in the 1Q07, versus 0.5 million in the 1Q06.

Sales

Total Sales Volume

CSN recorded total 1Q07 sales volume of 1.195 million tones, 20% up in comparison with the 1Q06 and in line with the 4Q06.

Domestic Market

Domestic market sales volume stood at 719,000 tones, 19% up year-on-year, due to a combination of heated demand in the 1Q07 and the reduced availability of products for sale in the 1Q06 due to the accident to Blast Furnace #3. In comparison with the 4Q06, sales volume remained stable.

Export Market

Export volume in the first three months of 2007 totaled 476,000 tons, 3% more than in the 4Q06 and a substantial 21% higher than the first quarter of 2006. The increase was due to strong demand in the global steel markets, which exceeded steelmakers’ expectations.

Market Share and Product Mix

In the 1Q07, CSN maintained its market share of 33% of the domestic flat steel market (hot-rolled, cold-rolled, galvanized steel and tin mill products), an improvement over the 30% recorded in the 1Q06.

As for the product mix, the Company once again exceeded a 52% market share of coated products, in line with the 53% registered in the 4Q06.

Sales by products

Prices

In the domestic market, the Company’s 1Q07 average prices remained at the same level as in the previous quarter. As of January 2007, the Company successfully implemented a domestic price increase of 6% for galvanized products. When compared to the 1Q06, CSN’s prices increased by 7%, once again led by coated products.

In the export market, prices in US dollars and Euros also remained virtually stable over the 4Q06. When translated into Brazilian Reais, however, prices were lower due to the appreciation of the local currency, coupled with a specific effect of a temporary lower quality mix. When compared with the 1Q06, average export prices in US dollars and Euros moved up.

Prices are likely to increase in the 2Q07, both in Brazil (given still strong local demand and reduced inventories) and the international market, which is also recovering.

Net Revenue

Stable prices coupled with equally stable domestic and export sales volume in comparison with the 4Q06 led to total 1Q07 revenue of R$ 2.485 billion. In year-on-year terms, net revenue increased by 27% due to the price and volume trends mentioned previously.

Net Revenue		STEEL			MINING

	Domestic	Exports	Total	Domestic	Exports	Total	OTHERS	TOTAL
Volume (thousand tonnes)	719	476	1,195	1,132	364	1,496	-	-
Net Revenue (R$ MM)	1,385	743	2,128	48	31	80	277	2,485

Operating Revenue / Expenses

CSN’s 1Q07 operating expenses totaled R$ 161 million, R$ 103 million up year-on-year due to the non-recurring booking of R$177 million in provisions for lost earnings in the 1Q06, registered under “other operating revenue”.

In relation to the 4Q06, the Company recorded a non-recurring positive variation of R$ 328 million, due to the transfer of revenue to cover material damages, totaling R$ 193 million, from “operating revenue” to “non-operating revenue”. Throughout 2006, this amount had been recorded as “operating revenue”, and was reallocated to “non-operating revenue” in the 4Q06.

In addition, and also in the 1Q07, due to CSN’s participation in the auction of the Anglo-Dutch steelmaker, Corus, and the resulting Implementation Agreement entered into by both parties on December 10, 2006, the Company recorded the accounting impact of this operation, including: (i) consolidated expenses incurred during the project in the amount of R$ 113 million; and (ii) consolidated revenue from the break-up fee in the amount of R$ 235 million. These amounts are booked under “other operating expenses” and “other operating revenue”, respectively.

Until now, CSN has received R$ 515 million in advances from the insurers, R$ 39 million of which in the 1Q07 and the rest in 2006.

EBITDA

EBITDA totaled R$ 1.015 billion in the 1Q06, 29% up year-on-year, accompanied by an EBITDA margin of above 40%, more than 6 p.p. higher than the 2006 average, proof that the Company had fully recovered from the January 2006 accident to the installations adjacent to its main blast furnace (BF# 3). It is also worth noting that the 1Q07 EBITDA margin still reflected a small portion of the cost associated with the acquisition of steel slabs from third parties.

Financial Result and Indebtedness

The 1Q07 net financial result was a positive R$54 million, versus a negative R$ 107 million in the 1Q06. In comparison with the 4Q06, when the result was a negative R$ 255 million, the improvement - equivalent to R$ 309 million - was even more significant.

This important result was primarily due to the upturn in financial revenue, reflecting increased gains from treasury operations, and the Company’s higher close-of-quarter cash and cash equivalent position. Financial expenses were in line with the 1Q06, and improved by R$ 35 million over the 4Q06, thanks to the reduction in the weighted average carrying cost of the debt, in turn due to the reduced interest rate on the Brazilian Reais portion of the debt and the impact of the lower average dollar on its foreign-currency portion. The overall debt profile also improved, through the exchange of higher for lower-interest debt instruments.

CSN’s gross debt remained flat over the 4Q06, while net debt recorded a substantial year-on-year reduction of R$ 609 million due to the increase in cash and cash equivalents.

As a result, the net debt/EBITDA ratio fell from 1.74x, in the 4Q06, to 1.56x, without considering the total positive cash effect from the Corus bidding process On March 31,2007, CSN’s weighted average financial cost in Brazilian Reais remained at around 12% p.a., whilst the average maturity of the total debt was 7.7 years.

Non-operating Revenue / Expenses

The Company recorded a 1Q07 non-operating result of R$ 180 million, versus R$18 million in the 4Q06 and R$ 0.2 million in the 1Q06. It is worth highlighting the R$182 million net gain from the sale of 34,072,613 shares in Corus Group PLC (3.8% of the Company’s outstanding capital). Net of taxes, this amount corresponded to non-recurring revenue of R$ 133 million.

Income Taxes

Consolidated first-quarter income and social contribution taxes totaled R$ 291 million, primarily due to increased taxable income, as explained by the variations dealt with above.

Net Income

CSN’s Net Income in the 1Q07 totaled R$ 763 million, R$ 422 million higher than in the first quarter of 2006. The main variations contributing to this improved performance were as follows:

  An increase of R$ 272 million in gross profit;

  A R$ 161 million improvement in the financial result;

  A gross gain of R$ 182 million from the sale of CSN’s stake in the Anglo-Dutch steelmaker, Corus, plus the break-up fee of R$ 122 million.

It is also important, in the year-on-year comparison, to consider the non-recurring provisions for lost earnings of R$ 177 million which impacted the bottom line in the 1Q06, plus the increase of R$ 70 million in income and social contribution taxes in the 1Q07.

Net income was R$ 679 million higher than in the 4Q06, due to the following factors:

  Gross profit growth of R$ 42 million;

  A R$ 309 million upturn in the financial result;

  A gross gain of R$ 182 million from the sale of the Company’s interest in Corus and the associated break-up fee of R$ 122 million.

Capex

Investments in the 1Q07 totaled R$ 234 million, mostly allocated to the following projects:

  Expansion of the Casa de Pedra iron ore mine: R$ 59 million;
  MRS (transportation and logistics): R$ 47 million;
  Expansion of the port of Itaguaí: R$ 17 million;
  Cement plant: R$ 15 million;
  Prada – CSN’s subsidiary (metallurgy): 14 million;
  Maintenance and repairs: R$ 22 million.

The remainder went to smaller, but also relevant, projects geared towards improving the technology of the Company and its subsidiaries.

It is worth pointing out that, following the completion of the first phase of the Iron Ore Terminal in the port of Itaguaí, CSN has already exported around 300,000 tons of iron ore. The facility’s current export capacity is seven million tons per year and is expected to reach 30 million tons on the conclusion of the second stage. After the third and final stage, annual export capacity will reach 40 million tons. Total investments in the port are estimated at US$ 260 million.

Working Capital

On March 31, 2007, working capital invested in the business totaled R$ 1.8 billion, 8% less than at the end of 2006. The decrease was primarily due to the reduction in the ‘cash and cash equivalents’ and ‘overseas accounts receivable’ lines, although the impact was almost entirely offset by the reduction in the ‘suppliers’ line.

The average supplier payment period remained at around 90 days, while client payment periods fell from an average of 41 to 33 days. The average inventory period remained in line with the 4Q06 at around 150 days.

			R$ MM
			1Q07 x 4Q06
WORKING CAPITAL	Dec/2006	Mar/2007	Chg.%

Assets	4,045	3,867	178

Cash	167	78	89
Accounts Receivable	1,292	1,113	179
- Domestic Market	766	756	11
- Export Market	635	468	167
- Allowance for Debtful	(109)	(110)	1
Inventory	2,435	2,457	(22)
Advances to Suppliers	151	219	(68)

Liabilities	2,118	2,100	18

Suppliers	1,568	1,449	119
Salaries and Social Contribution	91	144	(53)
Taxes Payable	407	458	(51)
Advances from Clients	52	49	3

Working Capital	1,927	1,767	160

TURN OVER RATIO			1Q07 x 4Q06
Average Periods	Dec/2006	Mar/2007	Chg.%
Receivables	41	33	8
Supplier Payment	94	88	(6)
Inventory Turnover	146	150	(4)

Capital Market

CSN’s shares did well in the 1Q07, appreciating by close to 38%, versus just 3% for the Ibovespa index.

The Company’s ADRs, traded on the New York Stock Exchange, did even better, moving up by around 43%, a significant positive performance when set against the 1% fall experienced by the Dow Jones index in the same period.

Traded financial volume did equally well, climbing by 90% on the BOVESPA and 60% on the NYSE.

CSN has been one of the most outstanding companies listed on the BOVESPA, not only in terms of share appreciation, but also due to its substantial dividend payments. In 2006, CSN led the rankings in terms of dividend payout per share.

Capital Markets - CSNA3 / SID / IBOVESPA

	1Q06	4Q06	1Q07
N# of shares	272,067,946	272,067,946	272,067,947

Market Capitalization
Closing price (R$/share)	63.80	64.50	88.85
Closing price (US$/share)	31.42	29.98	42.84
Market Capitalization (R$ million)	17,359	17,548	24,173
Market Capitalization (US$ million)	7,991	8,208	11,792

Variation
CSNA3 (%)	43.1	4.0	37.8
SID (%)	46.1	5.5	42.9
Ibovespa - index	37,951	44,473	45,804
Ibovespa - variation (%)	13.4	22.0	3.0

Volume
Average daily (n# of shares)	898,787	585,453	979,193
Average daily (R$ Thousand)	53,934	38,266	72,710
Average daily (n# of ADR´s)	1,072,947	792,474	1,073,605
Average daily (US$ Thousand)	29,711	24,130	38,595

Source: Economática

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	14.69
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173	7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	20.32
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727	480,727

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	5.15
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		3,675	3,675

06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	9.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		421,366	421,366

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376	376

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.68
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284	92,284

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.53
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796	37,796

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	8.94
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		4,240		4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	1.34
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	8.61
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,996,753		9,996,753

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	9.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,804,435		1,804,435

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	100.00	0.47
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		62,220		12,444

17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	45.78	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		54,451		54,455

18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	8.42
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607		253,607

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	15.04
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		111,962		111,962

27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.44
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		32		32

28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.14
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

31	ERSA - ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.29
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,233		34,233

32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

33	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	99.99	0.55
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		29,997		0

34	NACIONAL FERROSOS	07.093.679/0001-50	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		0

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	2A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	IGPM + 10% p.a.
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2007

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	05
2 - No. ORDER	4
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/011
4 - REGISTRY DATE AT CVM	4/28/2006
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	2/1/2006
9 - EXPIRATION DATE	2/1/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	103.6% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	600,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	60,000
16 - OUTSTANDING SECURITIES (UNIT)	60,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	8/1/2007

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made in the first quarter of 2007, with the main investment projects in implementation were as follows:

	Up to 3/31/2007 R$ thousand

Description	Period	Accumulated

Mine Project – Expansion of Casa de Pedra Mine	51,840	168,827
Sepetiba Project – Port Expansion	20,329	416,576
Development of Usina II project	6,318	8,060
Small Refurbishment of AF #2	3,395	4,228
Campaign Extension of regenerator AF2	2,593	11,880
Revamp of MCC#3	1,459	3,013
General Repairs in PRs 27 and 220	1,401	3,436
Installation of New Bridge 102	1,237	2,684
Increase of the Casa de Pedra barrier 920 m	797	5,677
Drainage and crippling stalls	739	2,729
Pelletizing Plant – Casa de Pedra	573	2,206
Long steel plant	367	574
Drainage and change in the slope geometry of the mine	307	2,689
Change in the veering beams of the steelmaking shop	266	1,120
Increase the power of PR-362	159	1,398
Drawdown wells	142	2,207
Repair and Modification of Torpedo Cars	72	3,681
Campaign Extension of Batteries #4A, 4B and 5	64	7,215
Development of cold pellet process	35	1,777

	92,094	649,979

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Changes in Financial Position
For the periods ended on March 31, 2007 and 2006
(In thousands of reais)

	Consolidated		Parent Company

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

SOURCES
Operations
Net income for the period	762,903	340,418	753,488	298,028
Expenses (income) not affecting net working capital
Monetary and exchange variation and long term accrued charges (net)	(162,768)	(256,054)	(131,067)	(289,240)
Equity accounting and amortization of goodwill and negative goodwill	27,750	10,790	(487,696)	(82,948)
Write-offs from permanent assets	654,817	445	1,024
Depreciation, depletion and amortization	245,957	245,878	198,415	210,879
Deferred income tax and social contribution	(93,352)	(68,082)	(45,305)	(70,836)
Provision for contingencies	41,791	38,174	49,592	35,423
Provision for actuarial liability	(13,298)	16,212	(13,298)	16,212
Deferred income variation	(69)	(76)
Others	8,108	(9,994)	(3,930)	(7,761)
	1,471,839	317,711	321,223	109,757

Dividends and interest on own capital of subsidiaries				2,975

Others
Resources from loans and financing	1,070,150	79,193	1,015,925	7,480
Debenture Issuance		159,753		16,179
Decrease in other long-term assets	35,714	55,487	11,009	20,676
Increase in other long-term liabilities	15,255		7,564
	1,121,119	294,433	1,034,498	44,335

TOTAL SOURCES	2,592,958	612,144	1,355,721	157,067

Application
Permanent assets
Investments	1	(4,328)	22,001	11,098
Property, plant and equipment	233,035	247,661	135,139	188,354
Deferred assets	1,300	1,946	1,149	904
	234,336	245,279	158,289	200,356
Other
Dividends and Interest on own capital	31,990	43,796	31,990	43,796
Treasury shares	66,709	39,110	66,709	39,110
Transfer of loans and financing to short term	774,687	46,143	318,229	130,737
Increases in other long-term assets	51,589	36,631	25,014	28,496
Decreases in other long-term liabilities	11,324	81,470	16,574
	936,299	247,150	458,516	242,139
TOTAL APPLICATIONS	1,170,635	492,429	616,805	442,495

INCREASE (DECREASE) IN NET WORKING CAPITAL	1,422,323	119,715	738,916	(285,428)

CHANGES IN NET WORKING CAPITAL
Current Assets
At end of period	9,320,158	7,727,828	5,595,840	4,174,905
At beginning of period	7,927,762	8,164,081	5,008,626	5,545,203
	1,392,396	(436,253)	587,214	(1,370,298)
Current Liabilities
At end of period	4,287,853	4,263,689	5,369,771	4,215,987
At beginning of period	4,317,780	4,819,657	5,521,473	5,300,857
	(29,927)	(555,968)	(151,702)	(1,084,870)
INCREASE (DECREASE) IN NET WORKING CAPITAL	1,422,323	119,715	738,916	(285,428)

Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on March 31, 2007 and 2006
(In thousands of reais)

	Consolidated		Parent Company

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Cash flow from operating activities
Net income for the period
Adjustments to reconcile the net income for the period	762,903	340,418	753,488	298,028
with the resources from operating activities:
- Net monetary and exchange variations	(241,389)	(462,454)	(253,506)	(512,845)
- Provision for loan and financing charges	209,951	185,919	161,865	143,901
- Depreciation, depletion and amortization	245,957	245,878	198,415	210,879
- Write-offs of permanent assets	654,817	445	1,024
- Equity accounting and amortization of goodwill and negative goodwill	27,750	10,790	(487,695)	(82,948)
- Deferred income tax and social contribution	(24,207)	10,592	25,639	(15,611)
- Swap Provision	(237,261)	(187,434)	(12,123)	(5,230)
- Provision for actuarial liability	(966)	16,212	(966)	16,212
- Provision for contingencies	(11,297)	5,653	(6,573)	4,194
- Other provisions	34,759	31,472	32,238	30,239
	1,421,017	197,491	411,806	86,819

(Increase) decrease in assets:
- Accounts receivable	(803,288)	302,637	(129,564)	172,105
- Inventories	(32,360)	50,315	(43,019)	44,218
- Credits with subsidiaries			10,858	(9,927)
- Taxes recoverable	(22,760)	17,738	(9,967)	(27,090)
- Others	38,347	(86,942)	(26,125)	(192,044)
	(820,061)	283,748	(197,817)	(12,738)
Increase (decrease) in liabilities
- Suppliers	(119,583)	(207,036)	(123,559)	(216,424)
- Salaries and payroll charges	52,891	(5,322)	56,265	(4,408)
- Taxes	51,381	102,576	62,697	121,897
- Accounts payable - Subsidiaries			(14,753)	(63,430)
- Contingent Liabilities	127,234	233,535	117,602	229,826
- Charges on paid loans and financings	(233,493)	(151,156)	(176,009)	(90,148)
- Others	(80,989)	(301,848)	(60,444)	(21,433)
	(202,559)	(329,251)	(138,201)	(44,120)

Net cash provided by operating activities	398,397	151,988	75,788	29,961

Cash Flow from investing activities
Judicial Deposits	(25,368)	(3,347)	(24,962)	(2,478)
Investments	(1)	4,328	(22,001)	(11,098)
Property, plant and equipment	(233,035)	(247,661)	(135,139)	(188,354)
Deferred assets	(1,300)	(1,946)	(1,149)	(904)
Net resources used on investing activities	(259,704)	(248,626)	(183,251)	(202,834)

Cash Flow from financing activities
Financial Funding
- Loans and Financing	2,170,629	853,713	2,069,366	6,380
	2,170,629	853,713	2,069,366	6,380
Payments
- Financial Institutions - principal	(1,916,033)	(178,989)	(1,487,323)	(194,339)
- Dividends and interest on own capital	(799)	(936,215)	(799)	(936,215)
- Treasury stocks	(66,709)	(39,110)	(66,709)	(39,110)
	(1,983,541)	(1,154,314)	(1,554,831)	(1,169,664)
Net cash raised (used) in	187,088	(300,601)	514,535	(1,163,284)

Increase (decrease) in cash and marketable securities	325,781	(397,239)	407,072	(1,336,157)
Cash and marketable securities, beginning of period	2,132,722	3,459,006	588,863	1,495,795
Cash and marketable securities (except for derivatives), end of period	2,458,503	3,061,767	995,935	159,638

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

Independent accountants’ special review report
(A translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM) prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the CVM)

To
The Board of Directors and the Shareholders
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the quarterly financial information of Companhia Siderúrgica Nacional and the consolidated quarterly financial information of the Company and its subsidiaries (consolidated information) for the quarter ended March 31, 2007, comprising the balance sheets, the statements of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission.

2. Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly financial information; and (b) review of post-balance sheet information and events, which have, or may have, a material effect on the financial position and the operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material change which should be made to the quarterly financial information described above, for it to be in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the quarterly financial information.

4. Our special review was performed with the objective of issuing a review report on the quarterly financial information referred to in the first paragraph. The statements of cash flows, changes in financial position and added value for the quarter ended March 31, 2007 are supplementary to the aforementioned financial information, which are not required under accounting practices adopted in Brazil and are being presented to facilitate additional analysis. These supplementary information were subject to the same review procedures as applied to the quarterly financial information and, we are not aware of any material change which should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission.

5. The financial statements of Companhia Siderúrgica Nacional and the consolidated financial statements of this Company and its subsidiaries related to the year ended December 31, 2006, which balance sheets are being presented for comparison purposes, were examined by other independent auditors, who issued an unqualified opinion dated March 29,2007, containing emphasis referring to the accident involving the blast furnace III, causing the stoppage of such equipment during the first half year of 2006. The Company, maintaining insurance policy related to loss of profits and property damages covered by indemnification, requested the recovery of losses incurred by such casualty. Likewise, the Company, based on calculations, which were confirmed by experts engaged by the insurance companies, recognized under item “other operating revenues”, a minimum estimate of loss of profit indemnification of R$730 million and under item “non-operating income” the amount of R$19 million for the recovery of property damages. Up to December 31, 2006, the Company had received as advances the approximate amount of R$476 million. The quarterly financial information related to the quarter ended March 31, 2006 was reviewed by other independent auditors, who issued an unqualified special review report dated May 9, 2006.

April 24, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant - CRC RJ-052428/O-2

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	54
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	55
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	57
07	01	CONSOLIDATED STATEMENT OF INCOME	59
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	61
09	01	EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	72
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	76
15	01	INVESTMENT PROJECTS	78
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	79
17	01	SPECIAL REVIEW REPORT	81
		CSN OVERSEAS
		CSN STEEL
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS - INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN I
		GALVASUD
		SEPETIBA TECON
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA
		MRS LOGÍSTICA
		CSN EXPORT
		CSN ISLANDS VII

Group	Table	Description	Page
CSN ISLANDS VIII
CSN ISLANDS IX
ERSA – ESTANHO DE RONDÔNIA
CSN ISLANDS X
NACIONAL MINÉRIOS
NACIONAL FERROSOS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.